0/22

07027459

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Solvay Pharmaceuticals

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

OCT 23 2007

B

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34866

FISCAL YEAR 6-20-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 10/22/07

0 82-34844

RECEIVED

2007 OCT 22 P 12:2'

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

6-30-07
AR/S

SOLBEC
PHARMACEUTICALS LTD

ABN 85 061 289 218

SEC MAIL PROCESSING
RECEIVED
OCT 12 2007
WASH. D.C.
185
SECTION

ANNUAL FINANCIAL REPORT 2007

Contents

Corporate Information

Directors	:	Anthony Kiernan - Chairman *(Non Executive)* Michael Grant, *(Non-Executive)* Professor John Papadimitriou, AM, OStJ, *(Non-Executive)* Russell Barnett, *(Non-Executive)* Grant Bennett, *(Non Executive)*	
Company Secretary	:	John E Sendziuk CA CD	
Registered Office	:	**Registered Office** C/- RSM Bird Cameron Unit 1-6, 18 Parry Street FREMANTLE WA 6160 Telephone: (08) 9336 1266 Facsimile: (08) 9430 6744	**Principal Place of Business** Unit 1, 298 Selby Street OSBORNE PARK WA 6018 Telephone: (08) 9446 7555 Facsimile: (08) 9446 8777 Email: info@solbec.com.au Website: www.solbec.com.au
Auditor	:	Ernst & Young 11 Mounts Bay Road PERTH WA 6000	
Bankers	:	National Australia Bank Limited Unit 7, 51 Dowd Street WELSHPOOL WA 6106	
Share Registry	:	Computershare Registry Services Pty Ltd Level 2, Reserve Bank Building 45 St George's Terrace PERTH WA 6000 Telephone: (08) 9323 2000 Facsimile: (08) 9323 2033	
Australian Stock Exchange	:	Home Branch: Perth Code: SBP	
ABN	:	85 061 289 218	

Chairman's Report

Dear Shareholders,

The last financial year has been a difficult one for the Company arising principally from the decision of the directors in November 2006 to impose a voluntary hold on the then scheduled Phase II clinical trials targeting renal cell carcinoma and malignant melanoma.

The circumstances surrounding the voluntary suspension and the consequent acceptance by the Therapeutic Goods Administration of the Company's proposed development plan for Coramsine® is set out in the detailed Review of Operations in this Annual Report.

Whilst the suspension of the Phase II clinical trials caused operational difficulties, the further preclinical studies will provide Solbec with a substantial amount of additional data relating to several aspects of the Coramsine® compound that will strengthen Coramsine's® data package.

The year has also seen the resignation of the Company's Managing Director as a result of personal matters. As a consequence of this, the executive structure of Solbec was relatively thin throughout the year and, when coupled with the dealings with the TGA, saw considerable pressure exerted on management.

I would like to record our appreciation of the diligent work undertaken by David Sparling, the General Manager of the Company and his staff throughout the year. The support of the other directors has also been valuable to the Company.

With now a clear regulatory path forward, a recently completed capital raising and also the $1.5m debt standby facility being put in place, the Company is positioned to move forward with its drug development program.

On behalf of the directors, I would like to thank Shareholders for their support throughout the last year.

Yours Faithfully

Tony Kiernan
Chairman

Review of Operations

Overview

The 2006/2007 financial year has been one of consolidation and revitalisation for Solbec. By October 2006, Solbec was in a position to commence patient dosing in Coramsine's® Phase II Clinical Trials targeting Renal Cell Carcinoma and Malignant Melanoma. In November 2006 Solbec voluntarily placed the trials on hold as a result of a concern raised by the Australian Therapeutic Goods Administration (TGA).

Subsequent to this event, Solbec completed an exhaustive review of Coramsine's® preclinical data package, and with the assistance of external toxicology and regulatory experts, drafted a Development Plan for the consideration of the TGA. This Development Plan was approved by the TGA in May 2007.

Further preclinical studies will provide Solbec with a substantial amount of additional data relating to several aspects of the Coramsine® compound that will strengthen Coramsine's® data package. The strength of this data set will be a valuable asset in future transactions involving the intellectual property rights to Coramsine®.

The year has also seen Solbec's profile rise in the scientific community. The results from the Phase I clinical trial presented at the American Society of Clinical Oncology (ASCO) Conference 2006 and later published in the Journal of Clinical Oncology.

The Company's prospects have been further enhanced by the completion of a $2.45 million capital raising in April 2007 by way of an underwritten rights issue to existing shareholders and placement to sophisticated investors. In September 2007 the Company announced a standby debt facility of $1.5m which the Company is able to draw down (but not obligated) within the next two years.

There have also been several changes to the senior management team and the Board of Directors. In October 2006, Mr Stephen Carter resigned as a non executive Director and in November 2006, Dr Graeme Howie resigned as Managing Director. In July 2007, Mr Russell Barnett, Principal of Australian Venture Consultants Pty Ltd and Chairman of Kirke Securities Limited was appointed to the Board as a non-executive Director, and in September 2007 Grant Bennett was also appointed as a non-executive Director. Dr David Sparling, the company's General Manager, is currently acting as the company's Chief Executive Officer.

Finally, Solbec's intellectual property portfolio has reported multiple successes throughout the year. The New Zealand Patents Office granted Solbec its Rhamnose Binding Protein patent and the key Composition of Matter patent in February and April 2007 respectively. One of the patents relating to the founding technology entitled "Glycoalkaloids" was granted in Canada in June 2007. The Company's most recent patent filing which seeks protection for the use of Coramsine® in combination with other commonly used chemotherapeutic agents is making good progress through the early stages of filing at present.

Solbec also draws comfort from the fact that an independent evaluation of the intellectual property portfolio to assess the glycoalkaloid technology platform's "freedom to operate" highlighted the strength and cover of Solbec's package.

Coramsine's® Cancer Project

By mid 2006 Solbec had finalised protocols for both the Malignant Melanoma and Renal Cell Carcinoma Phase II Clinical Trials, inducted nine hospitals and delivered clinical trial material to each of these trial sites in readiness for commencement of patient dosing. In late August 2006, Solbec was informed by the Drug Safety Evaluation branch of the TGA that it had concerns relating to Coramsine's® preclinical data package and investigator's brochure.

Solbec subsequently held several discussions with the TGA to further explore their concerns and in November made the decision to voluntarily suspend the Phase II trials pending Solbec's development, and formal acceptance by the TGA, of a Development Plan which addressed the TGA's concerns. In drafting this plan Solbec secured the expertise of independent specialist toxicologists from the United States and Australia as well as a specialist regulatory affairs advisory firm. The draft Development Plan was completed in May 2007 and formally accepted by the TGA.

With the TGA's acceptance of the Development Plan for Coramsine's®, the Company now has a clearly defined regulatory pathway.

Review of Operations (Cont.)

Other Technology/Applications

During the latter half of this year the Company has taken active steps in the process of expanding its current project pipeline. This process involves the development and review of internal projects based on the Company's pre-existing proprietary glycoalkaloid technology platform, as well as the assessment of external projects which have the potential to add value to Solbec's business strategy.

Aside from anti-cancer therapy, alternative applications for Coramsine's® glycoalkaloid technology platform could potentially include:

- A dermal application as a possible treatment for certain skin conditions such as psoriasis;
- A useful diagnostic agent based on the patented rhamnose binding protein technology; and
- Coramsine® as a palliative agent for end stage cancer sufferers, including those with mesothelioma.

Solbec is acutely aware of the need for it to expand its product pipeline thereby lowering its exposure to the risk's associated with drug development. Efforts to identify ways to expand Solbec's pipeline and mitigate development risk will continue throughout the coming year.

Manufacturing/Operations

In September last year Solbec was pleased to announce to the ASX that following an audit of Solbec's Perth based facility by the TGA, the facility's Good Manufacturing Practices (GMP) accreditation for precursor compound manufacturing and the GMP testing and release of clinical trial material was renewed. As a result of Solbec's voluntary suspension of the Phase II trials, clinical trial material manufactured last year remains in stock and Solbec has taken this opportunity to focus on manufacturing a stockpile of precursor Active Pharmaceutical Ingredient (API).

Horticultural Operations and Land Holding

Solbec continues to produce all of its glycoalkaloid raw material from the *Solanum* field growing operation it owns at Baldivis, 40 km south of Perth. With the development of the Perth to Mandurah rail link nearby and the record growth in Perth property prices, this 17.5 acre block has greatly increased in value over the last twelve to eighteen months. This land now represents a significant asset to Solbec.

Intellectual Property

Throughout the year Solbec announced that it had secured patent protection in New Zealand for one of its key patents entitled "*Rhamnose Binding Protein*" which seeks to protect the use of the receptor mediated entry pathway by which Coramsine® gains entry into cancer cells. The New Zealand Patents Office also granted Solbec's key composition of matter patent entitled "*Glycoalkaloid Combinations and Various Uses Thereof*" which affords Solbec the monopoly right to prevent others from utilising a composition comprising of two triglycoside glycoalkaloids (including solasonine and solamargine) in specified ratios. Patent protection was also secured in Canada for one of the founding patents entitled "*Glycoalkaloids*". In addition to the Company's success in relation to its patent portfolio, in late August 2006 the trademark "Coramsine" was successfully registered in the United States.

Solbec's most recent patent filing, filed in November 2005 entitled: "*Glycoalkaloid and Chemotherapeutic agent combinations and various uses thereof*" is progressing through the initial stages of application. This most recent patent seeks to protect the concept of the potential use of a range of established cancer chemotherapeutic compounds in combination with Coramsine® and is considered strategically important. This "dual agent" approach may represent the predominant use of Coramsine® in the future.

Review of Operations (Cont.)

The current status of Solbec's glycoalkaloid technology patent portfolio is provided in the table below:

Coverage	Application number	Date of filing	Status
Patent family 1: Glycoalkaloids			
Australia	654474	18-Jan-91	Granted
Canada	2,073,855	18-Jan-91	Granted
France	91901984.4	18-Jan-91	Granted
Germany	91901984.4	18-Jan-91	Granted
Japan	502586/91	18-Jan-91	Granted
South Korea	701699/1992	18-Jan-91	Granted
UK	91901984.4	18-Jan-91	Granted
USA	18/743,671	18-Jan-91	Granted
Patent family 2: Medicinal Compositions and their Method of Preparation			
Australia	779512	4-Oct-00	Granted
Canada	2,369,272	4-Oct-00	Pending awaiting examination
Europe	913972.6	4-Oct-00	Pending under examination
USA	10/752,095	4-Oct-00	Pending under examination
Patent family 3: Rhamnose Binding Protein			
Australia	2003202322	7-Feb-03	Granted
Canada	2,475,066	7-Feb-03	Pending examination requested
China	3805513.9	7-Feb-03	Pending under examination
Europe	3700718.4	7-Feb-03	Pending under examination
Hong Kong	6100115.4	7-Feb-03	Pending
India	2003202322	7-Feb-03	Pending
Japan	2003-566050	7-Feb-03	Pending examination requested
New Zealand	534485	7-Feb-03	Granted
USA	6930171	7-Feb-03	Granted
USA	11/071770	3-Mar-05	Pending yet to be examined
Patent family 4: Method for the Separation of Triglycoalkaloids			
Australia	2003233261	13-Jun-03	Pending awaiting examination
Canada	2489682	13-Jun-03	Pending awaiting examination
Europe	3727026.1	13-Jun-03	Pending awaiting examination
New Zealand	537268	13-Jun-03	Granted
USA	6,984,725	13-Jun-03	Granted
Patent family 5: Glycoalkaloids Compositions & Various Uses Thereof			
Australia	2003238544	24-Jun-03	Pending awaiting examination
Canada	2489675	24-Jun-03	Pending examination requested
Europe	03732115.5	24-Jun-03	Pending awaiting examination
New Zealand	537268	24-Jun-03	Granted
USA	11/143043	2-Jun-05	Pending yet to be examined
Patent family 6: Methods of Modulating IL-6			
Australia	2004204261	15-Jan-04	Pending awaiting examination
Canada	2516398	15-Jan-04	Pending examination requested
Europe	04702261.1	15-Jan-04	Pending awaiting examination
New Zealand	541774	15-Jan-04	Pending awaiting examination
USA	10/758939	15-Jan-04	Pending awaiting examination
Patent family 7: Glycoalkaloid and TLR agonist combinations and various uses thereof			
All PCT member states	PCT/AU2006/000269	1-Mar-06	Pending awaiting ISR
Patent family 8: Glycoalkaloid and Chemotherapeutic agent combinations and various uses thereof			
Australia	2005906644	29-Nov-05	Pending

Review of Operations (Cont.)

Communication and Investor Relations

Throughout the year Solbec has held several shareholder update evenings where shareholders have been invited to attend a presentation and ask questions regarding the latest company developments.

With respect to the Company's ongoing licensing initiatives, Solbec took the opportunity to update its potential licensing partners at this year's Australian Biotechnology "AusBIO Conference" held in Sydney in November 2006.

Solbec was pleased to announce in June 2006 that the results of Solbec's Phase I/IIa cancer clinical trial were presented by Professor Millward (the trial's Principal Investigator) at the 2006 Annual Meeting of the American Society of Clinical Oncology (ASCO) in Atlanta, Georgia. These results were published in the Journal of Clinical Oncology in 2006.

Corporate

Late 2006 saw the resignation of two of Solbec's Directors with Mr Carter resigning from the Board in October 2006 and Dr Howie resigning as Managing Director and from the Board in November 2006.

At the completion of the Company's most recent capital raising announced to the market in April 2007, Solbec was pleased to welcome Kirke Securities Limited as our first institutional investor and Mr. Russell Barnett, Chairman of Kirke Securities has subsequently joined Solbec's Board as a non-executive Director. In September 2007 Solbec was pleased to welcome Grant Bennett to the Board as a non-executive Director.

FINANCIAL REVIEW

Operating Results for the Year

Solbec made a net loss of $1,357,835 for the year, after taking into account $423,343 of government grants income. $598,028 was incurred on direct research and development and a further $835,444 was incurred on salaries and consulting fees substantially associated with research and development activities. Administration and other expenses amounted to $430,762.

REVIEW OF FINANCIAL CONDITION

Capital Structure
Throughout the year there was only one significant change to the Company's capital structure. The capital raising announced to the market in April 2007 included a private placement component to raise $800,000 in which the Company issued 20M shares valued at 4 cents per share. The remaining $1.65M was raised by way of a 1 for 5 rights issue valued at 3.5 cents per share which resulted in the issue of a further 47,424,283 shares. Solbec currently has 284,545,700 shares on issue.

Treasury Policy
The Group's treasury function is managed by the General Manager subject to Board direction. The majority of the company's funds are invested in National Australia Bank term deposits with an interest rate at the end of the year of 6.2%.

Cash from Operations
Solbec has no cash producing operations other than bank interest. The Company is dependant on raising capital through equity or debt financing to fund its drug development objectives. Cash during the year was used to fund operating activities, principally in preclinical and clinical costs and in the production of Coramsine's Development Plan.

Solbec's capital raising in April 2007 raised $2.45M (before costs) by way of a private placement to sophisticated investors and a rights issue available to all shareholders.

The $2.26M Australian Government's Commercial Ready Grant, awarded to Solbec in November 2005 continues to provide non-dilutive funding for specific aspects of Coramsine's preclinical and clinical programme on a dollar for dollar basis.

Review of Operations (Cont.)

Liquidity and Funding

Solbec announced to ASX in September 2007 that it had secured access to up to $1.5M standby facility from AMB Holdings Pty Ltd (AMB) The facility allows Solbec the right to draw down on up to $1.5M, entirely at the Company's discretion, at any time over the next two years. Any drawn down component of the facility attracts interest 10% and AMB has the option to convert any drawn down and outstanding monies into Solbec shares at 85% of the volume weighted trading price for the 10 trading days immediately prior to the time of conversion.

Segment Performance

The June 2007 Intersuisse Biotechnology Index report gives a useful outline on how the Australian biotechnology sector fared throughout the 2006/2007 financial year. Of the 104 Australian biotechnology stocks listed in the research document 56 reported share price gains whilst 48 reported a reduction in their share price for the year. At the time of writing the report Solbec's share price was 3.8 cents, a fall for the year of 38.5%.

Of the companies to report share price gains, the Intersuisse report notes that many of the most significant gains were seen in companies reporting a transition into Phase II clinical trials. Companies entering Phase II trials in 2006/2007 included Clinuvel, Avexa, Chemgenix, Peplin, Giaconda and Bone Medical. The Intersuisse report notes that in this transition to Phase II trials there is often a substantial increase in a company's share price in anticipation of a positive outcome.

Corporate Governance Statement

CORPORATE GOVERNANCE STATEMENT

Corporate Governance is a matter of high importance in the Company and is undertaken with due regard to all of the Company's stakeholders and its role in the community. The key corporate governance practices of the Company are summarised below.

1. Board of Directors

1.1 Role of the Board and Management

The Board represents shareholders' interests in the business and seeks to optimise medium to long-term financial gains for shareholders. The Board believes that this focus will ultimately result in the interests of all stakeholders being appropriately addressed when making business decisions.

The Board is responsible for ensuring that the Company is managed in such a way to best achieve this desired result. Given the current size and operations of the business, the Board currently undertakes an active, not passive role.

The Board is responsible for evaluating and setting the strategic directions for the Company, establishing goals for management and monitoring the achievement of these goals. The General Manager is responsible to the Board for the day-to-day management of the Company.

The Board has sole responsibility for the following:

- Appointing and removing the Managing Director and approving senior executive remuneration;
- Determining the strategic direction of the Company and measuring performance of management against approved strategies;
- Reviewing the adequacy of resources for management to properly carry out approved strategies and business plans;
- Adopting operating and capital expenditure budgets at the commencement of each financial year and monitoring progress against them;
- Monitoring capital and cash flow requirements;
- Approving and monitoring financial and other reporting to regulatory bodies, shareholders and other organisations;
- Determining that satisfactory arrangements are in place for auditing the Company's financial affairs; and
- Ensuring that policies and compliance systems consistent with the Company's objectives, external best practice and the Company's size and scope of operations are in place and that the Company and its officers act legally, ethically and responsibly on all matters.

The Board's role and the Company's corporate governance practices are reviewed and amended as required.

1.2 Composition of the Board

The Company currently has the following Board members:

Anthony Kiernan	Chairman (Non-executive)
Michael Grant	Non- executive
Professor John Papadimitriou	Non-executive
Russell Barnett	Non-executive (appointed 20/07/07)
Grant Bennett	Non-Executive (appointed 04/09/07)

The Company's Constitution provides that the number of directors shall not be less than three (3) and not more than nine (9). There is no requirement for any share holding qualification.

Corporate Governance Statement (Cont.)

The membership of the Board and its activities are subject to periodic review. The criteria for determining the identification and appointment of a suitable candidate for the Board shall include quality of the individual, background of experience and achievement, compatibility with other Board members, credibility within the Company's scope of activities, intellectual ability to contribute to the Board's duties and physical ability to undertake Board's duties and responsibilities.

Directors are initially appointed by the full Board subject to election by shareholders at the next annual general meeting. Under the Company's Constitution the tenure of directors (other than the Managing Director) is subject to reappointment by shareholders not later than the third anniversary following his last appointment. Subject to the requirements of the Corporations Act 2001, the Board does not subscribe to the principle of retirement age and there is no maximum period of service as a director. A Managing Director may be appointed for any period and on any terms the directors think fit and, subject to the terms of any agreement entered into, the Board may revoke any appointment.

Where reference is made to the Managing Director in this Corporate Governance Statement and no position exists at any particular time, it should be read as a reference to the Chief Executive Officer/General Manager.

1.3 Committees of the Board

The Board considers that the Company is not currently of a size, nor are its affairs of such complexity to justify the formation of separate or special committees at this time other than an Audit Committee and a Remuneration Committee. The Board as a whole is able to address the governance aspects of the full scope of the Company's activities and to ensure that it adheres to appropriate ethical standards.

Both the Audit and Remuneration committee comprises Messrs Kiernan and Grant who are non- executive.

The full Board currently holds meetings at such times as may be necessary to address any general or specific matters as required. The Chairman and General Manager are in regular contact discussing Company issues and the Chairman has ready and full access at all times to the other directors.

If the Company's activities increase in size, scope and nature, the appointment of separate or special committees will be reviewed by the Board and implemented if appropriate.

1.4 Conflicts of Interest

In accordance with the Corporations Act and the Company's Constitution, directors must keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with those of the Company. Where the Board believes that a significant conflict exists, the director concerned would not receive the relevant board papers and would not be present at the meeting whilst the item is considered or when any appropriate vote was taken.

1.5 Independent Professional Advice

The Board has determined that individual directors have the right in connection with their duties and responsibilities as directors, to seek independent professional advice at the Company's expense. The engagement of an outside adviser is generally subject to prior approval of the Chairman and this will not be withheld unreasonably. If the matter is urgent or the relevant director does not wish to refer the matter to the Chairman prior to seeking outside advice, the director is entitled to do so without prior referral. If appropriate, any advice so received will be made available to all Board members.

2. Ethical Standards

The Board acknowledges the need for continued maintenance of a professional standard of corporate governance practice and ethical conduct by all directors and employees of the Company.

Corporate Governance Statement (Cont.)

2.1 *Code of Conduct for Directors*

All directors are expected and required to comply with the following code:

The principles of the code are:

- A director must act honestly, in good faith and in the best interests of the company as a whole.
- A director has a duty to use due care and diligence in fulfilling the functions of office and exercising the powers attached to that office.
- A director must use the powers of office for a proper purpose, in the best interests of the company as a whole.
- A director must recognise that the primary responsibility is to the Company's shareholders as a whole but should, where appropriate, have regard for the interest of all stakeholders of the company.
- A director must not make improper use of information acquired as a director.
- A director must not take improper advantage of the position of director.
- A director must not allow personal interests, or the interests of any associated person, to conflict with the interests of the company.
- A director has an obligation to be independent in judgment and actions and to take all reasonable steps to be satisfied as to the soundness of all decisions taken as a Board.
- Confidential information received by a director in the course of the exercise of directorial duties remains the property of the Company and it is improper to disclose it, or allow it to be disclosed, unless that disclosure has been authorised by the Company, or the person from whom the information is provided, or is required by law.
- A director should not engage in conduct likely to bring discredit upon the company.
- A director has an obligation at all times, to comply with the spirit, as well as the letter of the law and with the principles of the Code.

The principles are supported by guidelines as set out by the Australian Institute of Company Directors for their interpretation should that be necessary.

2.2 *Code of Ethics and Conduct*

All employees and directors are expected to adhere to the following:

- respect the law and act in accordance with it;
- respect confidentiality and not misuse company information, assets or facilities;
- value and maintain professionalism;
- avoid real or perceived conflicts of interest;
- act in the best interests of shareholders;
- by their actions contribute to the company's reputation as a good corporate citizen which seeks the respect of the community and environment in which it operates;
- perform their duties in ways that minimise environmental impacts and maximise workplace safety;
- exercise fairness, courtesy, respect, consideration and sensitivity in all dealings within their workplace and with customers, suppliers and the public generally; and
- act with honesty, integrity decency and responsibility at all times.

An employee that breaches the above may face disciplinary action. If an employee suspects that a breach of the above has occurred or will occur, he or she is to notify that breach to management. No employee will be disadvantaged or prejudiced if he or she reports in good faith a suspected breach. All reports will be acted upon and kept confidential.

2.3 *Dealings in Company Securities*

The Company's share trading policy imposes basic trading restrictions on all directors of the Company with 'inside information'.

'Inside information' is information that:

- is not generally available; and
- if it were generally available, it would, or would be likely to influence investors in deciding whether to buy or sell the Company's securities.

Corporate Governance Statement (Cont.)

If a director possesses inside information, the person must not:

- trade in the Company's securities;
- advise others or procure others to trade in the Company's securities; or
- pass on the inside information to others - including colleagues, family or friends - knowing (or where the employee or director should have reasonably known) that the other persons will use that information to trade in, or procure someone else to trade in, the Company's securities.

This prohibition applies regardless of how the director learns the information.

Any director considering buying or selling securities is to advise the Chairman (and in his absence the Managing Director) before doing so. If the proposed buyer or seller is the Chairman he is to advise the Managing Director or another director.

In addition to the above, directors must notify the Company as soon as practicable, but not later than 2 business days, after they have bought or sold the Company's securities or exercised options. In accordance with the provisions of the Corporations Act and the Listing rules of the ASX, the Company on behalf of the directors must advise the ASX of any transactions conducted by them in the securities of the Company.

Breaches of this policy will be subject to disciplinary action, which may include termination of employment.

2.4 Interests of Other Stakeholders

The Company's objective is to maximise returns to shareholders through continued development of drugs and at the date hereof its lead compound Coramsine.

3. Disclosure of Information

3.1 Continuous Disclosure to ASX

The continuous disclosure policy requires all executives and directors to inform the managing director or in his absence the company secretary of any potentially material information as soon as practicable after they become aware of that information.

Information is material if it is considered likely that the information would influence investors who commonly acquire securities on ASX in deciding whether to buy, sell or hold the Company's securities.

Information is not material and need not be disclosed if:

a) A reasonable person would not expect the information to be disclosed or is material but due to a specific valid commercial reason is not to be disclosed; and
b) The information is confidential; or
c) One of the following applies:

    i) It would breach a law or regulation to disclose the information;
    ii) The information concerns an incomplete proposal or negotiation;
    iii) The information comprises matters of supposition or is insufficiently definite to warrant disclosure;
    iv) The information is generated for internal management purposes;
    v) The information is a trade secret;
    vi) It would breach a material term of an agreement, to which the company is a party, to disclose the information;
    vii) It would harm the company's potential application or possible patent application; or
    viii) The information is scientific data that release of which may benefit the company's potential competitors.

The Chairman and General Manager are responsible for interpreting and monitoring the Company's disclosure policy and where necessary informing the Board. The General Manager is primarily responsible for communications with ASX.

Corporate Governance Statement (Cont.)

3.2 Communication with Shareholders

The Company places considerable importance on effective communications with shareholders.

The Company's communication strategy requires communication with shareholders and other stakeholders in an open, regular and timely manner so that the market has sufficient information to make informed investment decisions on the operations and results of the Company. The strategy provides for the use of systems that ensure a regular and timely release of information about the Company is provided to shareholders. Mechanisms employed include:

- Announcements lodged with ASX;
- Half Yearly Report;
- Presentations at the Annual General Meeting/General Meeting's;
- Annual Report;
- Utilisation of a "Contact Us" mechanism on the web site which where a person is registered will see ASX releases emailed to them.

The Board encourages full participation of shareholders at the Annual General Meeting to ensure a high level of accountability and understanding of the Company's strategy and goals.

The Company also posts reports, ASX and media releases and copies of significant business presentations on the Company's website.

4. Risk Management

4.1 Identification of Risk

The Board is responsible for overseeing the Company's risk management and control framework. Responsibility for control and risk management is delegated to the appropriate level of management within the Company with the Managing Director having ultimate responsibility to the Board for the risk management and control framework.

Arrangements put in place by the Board to monitor risk management include regular reporting to the Board in respect of operations and the financial position of the Company and where possible on a monthly basis.

4.2 Integrity of Financial Reporting

The Company's managing director and chief financial officer (or equivalent) are required to report in writing to the Board that the Company's financial reports are founded on a sound system of risk management and internal compliance and control that implements the policies adopted by the Board.

4.3 Role of Auditor

The Company's practice is to invite the auditor to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.

5. Remuneration Arrangements

The broad remuneration policy is to ensure that remuneration properly reflects the relevant person's duties and responsibilities, and that the remuneration is competitive in attracting, retaining and motivating people of the highest quality. The Board believes that the best way to achieve this objective is to provide executive directors and executives with a remuneration package consisting of components that reflect the person's responsibilities, duties, personal and corporate performance.

The remuneration of Non-executive directors is determined by the Board as a whole having regard to the level of fees paid to Non-executive directors by other companies of similar size in the industry.

The aggregate amount payable to the Company's Non-executive directors must not exceed the maximum annual amount approved by the Company's shareholders.

The Chairman, subject to Board approval, generally sets remuneration of the General Manager.

Corporate Governance Statement (Cont.)

ASX Corporate Governance Council : Principles of Good Corporate Governance and Best Practice Recommendations

Council Principle 1:
Lay solid foundations for management and oversight

Council Recommendation 1.1:
Formalise and disclose the functions reserved to the board and those delegated to management.

The Company complies with this recommendation. Refer Section 1.1 of Corporate Governance Statement.

Council Principle 2
Structure the board to add value

Council Recommendation 2.1:
A majority of the board should be independent directors.

The Board considers that Michael Grant, Professor John Papadimitriou, Russell Barnett and Grant Bennett are independent directors in accordance with Recommendation 2.1. Whilst Anthony Kiernan, the Chairman, is a non-executive director he does provide legal services to the Company from time to time and therefore on an interpretation of Recommendation 2.1 may not be considered to be truly independent, notwithstanding he takes no part in the day to day management of the Company. Directors having a conflict of interest in relation to a particular item of business being considered by the Board must offer to absent themselves from the Meeting during discussion and in any event will not participate in any vote. The Chairman can also ask a director to absent themselves from the Meeting if he considers it is correct to do so in all the circumstances.

Refer Section 1.2 of Corporate Governance Statement.

Council Recommendation 2.2:
The chairperson should be an independent director.

The Company's Chairman, Anthony Kiernan, is not considered to be independent in terms of the ASX Corporate Governance Council's definition of independent director as such because he provides legal services to the Company from time to time. This is notwithstanding that he is non-executive and not involved in the day to day operations of the Company. However the Board believes that the Chairman is able and does bring quality and independent judgment to all relevant issues falling within the scope of the role of a Chairman.

Refer Section 1.2 of Corporate Governance Statement.

Council Recommendation 2.3:
The roles of the chairperson and chief executive officer should not be exercised by the same individual.

The Company complies with this recommendation.

Council Recommendation 2.4:
The board should establish a nomination committee.

The Board considers that the Company is not currently of a size to justify the formation of a nomination committee. The Board as a whole undertakes the process of reviewing the skill base and experience of existing directors to enable identification or attributes required in new directors.

The Board acknowledges this does not comply with recommendation 2.4 of the ASX Corporate Governance Guidelines. If the Company's activities increase in size, scope and nature, the appointment of a nomination committee will be reviewed by the Board and implemented if appropriate.

Refer Section 1.3 of Corporate Governance Statement.

Corporate Governance Statement (Cont.)

Council Principle 3:
Promote ethical and responsible decision-making

Council Recommendation 3.1:
Establish a code of conduct to guide the directors, the chief executive officer (or equivalent), the chief financial officer (or equivalent) and any other key executives as to:

3.1.1 the practices necessary to maintain confidence in the company's integrity;
3.1.2 the responsibility and accountability of individuals for reporting and investigating reports of unethical practice.

The Company has in place a level of expectation of conduct which is set out in Sections 2.1 and 2.2 of Corporate Governance Statement.

Council Recommendation 3.2:
Disclose the policy concerning trading in company securities by directors, officers and employees.

The Company complies with this recommendation. Refer Section 2.3 of Corporate Governance Statement.

Council Principle 4:
Safeguard integrity in financial reporting

Council Recommendation 4.1:
Require the Chief Executive Officer (or equivalent) and the Chief Financial Officer (or equivalent) to state in writing to the board that the company's financial reports present a true and fair view, in all material respects, of the company's financial condition and operational results and are in accordance with relevant accounting standards.

The Company complies with this recommendation.

Council Recommendation 4.2:
The board should establish an audit committee.

The Board has established an Audit Committee which currently comprises non-executive directors Kiernan and Grant. Refer Section 1.3 of Corporate Governance Statement.

Council Recommendation 4.3:
Structure the audit committee so that it consists of:

- *only Non-executive directors;*
- *a majority of independent directors;*
- *an independent chairperson, who is not chairperson of the board;*
- *at least three members.*

Refer Recommendation 4.2. The company does not fully comply with this recommendation due to the size of the company and the availability of Directors to act on the Audit Committee.

Council Recommendation 4.4
The audit committee should have a formal operating charter.

The Audit Committee does not have a formal operating charter as such but does act independently of management and has ready access to all accounts and the auditor at all times. The Committee reviews all financial information and reports of a financial nature prior to release to ASX.

Corporate Governance Statement (Cont.)

Council Principle 5:
Make a timely and balanced disclosure

Council Recommendation 5.1:
Establish written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance.

The Company complies with this recommendation. Refer Section 3.1 of Corporate Governance Statement.

Council Principle 6:
Respect the rights of shareholders

Council Recommendation 6.1:
Design and disclose a communications strategy to promote effective communication with shareholders and encourage effective participation at general meetings.

The Company complies with this recommendation. Refer Section 3.2 of Corporate Governance Statement.

Council Recommendation 6.2:
Request the external auditor to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.

The Company complies with this recommendation. Refer Section 4.3 of Corporate Governance Statement.

Council Principle 7:
Recognise and manage risk

Council Recommendation 7.1:
The Board or appropriate board committee should establish policies on risk oversight and management.

The Company complies with this recommendation. Refer Section 4.1 of Corporate Governance Statement.

Council Recommendation 7.2
The chief executive officer and the chief financial officer should state in writing that:

- *7.2.1 the statement given in accordance with best practice recommendation 4.1 is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board;*
- *7.2.2 the company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.*

The Company complies with this recommendation. Refer Section 4.1 of Corporate Governance Statement.

Council Principle 8:
Encourage enhanced performance

Council Recommendation 8.1:
Disclose the process for performance evaluation of the board, its committees and individual directors, and key executives.

Refer Section 5 of Corporate Governance Statement.

Council Principle 9:
Remunerate fairly and responsibly

Council Recommendation 9.1:
Provide disclosure in relation to the company's remuneration policies to enable investors to understand (i) the costs and benefits of those policies and (ii) the link between remuneration paid to directors and key executives and corporate performance.

Corporate Governance Statement (Cont.)

The Company complies with this recommendation insofar as is set out in Section 5 of Corporate Governance Statement.

Council Recommendation 9.2
The board should establish a remuneration committee.

The Board considers that the Company is not currently of a size, nor are its affairs of such complexity to justify the formation of a remuneration committee. The Board as a whole is responsible for the remuneration arrangements for directors and executives of the Company.

The Board acknowledges this does not comply with recommendation 9.2 of the ASX Corporate Governance Guidelines. If the Company's activities increase in size, scope and nature, the appointment of a remuneration committee will be reviewed by the Board and implemented if appropriate.

Refer Section 1.3 of Corporate Governance Statement.

Council Recommendation 9.3
Clearly distinguish the structure of Non-executive directors' remuneration from that of executives.

The Company complies with this recommendation. The non-executive director's remuneration is set by shareholders in general meeting in total. The board then decides on how the total, or any part of it is paid to the non-executive directors and chairman.

Council Recommendation 9.4
Ensure that payment of equity-based executive remuneration is made in accordance with thresholds set in plans approved by shareholders.

The Company complies with this recommendation.

Council Principle 10:
Recognise the legitimate interests of stakeholders

Council Recommendation 10.1:
Establish and disclose a code of conduct to guide compliance with legal and other obligations to legitimate stakeholders.

The Company complies with this recommendation. Refer Section 2 of Corporate Governance Statement.

Directors' Report

Your Directors submit their report for the year ended 30 June 2007.

DIRECTORS

The names and details of the Directors of the Company in office during the financial year and until the date of this report are listed below. Directors were in office for this entire period unless otherwise stated.

Anthony Kiernan (Chairman) Non Executive

Mr Kiernan is a Solicitor with considerable experience in the administration and operation of listed public companies and practises extensively in the areas of media, resources and information technology law.

In addition to his legal practice, Mr Kiernan provides commercial and corporate advice to various entities. In the past 3 years Mr Kiernan has been and still is a director of Uranium Equities Limited, Liontown Resources Limited, Chalice Gold Mines Limited, BC Iron Limited (Chairman) and North Queensland Metals Limited listed on the Australian Stock Exchange Ltd. He is also Director of HLI International Limited and Chairman of Anglicare (WA). He is a member of the Company's Audit Committee.

Dr Graeme Howie Managing Director (Resigned 22/11/06)

Dr Howie has worked in the Australian and global pharmaceutical industry for over 28 years including as a senior product development executive for Pharmacia and later Pfizer in the United States primarily responsible for the research and development of a number of biotechnology projects. He is a non executive director of Neuren Pharmaceuticals Limited

Michael Grant (Non Executive)

Mr Grant has a masters degree from UWA and sixteen years experience in the securities industry. Over this period he has worked in the UK, USA and Australian markets in both the mutual fund sector and private client advisory roles. He has wide experience within the broking industry at both domestic and international levels. In recent times he has been a senior advisor with Merrill Lynch Australia and is currently a senior client advisor with Bell Potter Securities.

His early background in medical sciences and long experience in the financial markets brings a valuable and balanced contribution to the board of Solbec. He is a member of the Audit Committee.

Stephen J Carter FAIM MRACI (Non Executive) (Resigned 26/10/06)

Mr Carter has qualifications in Chemistry and over twelve years experience in the Pharmaceutical Industry in drug development and registration in Australia, USA and other parts of the world. Stephen held the positions of Research and Development Manager and a General Manager for Delta West Ltd prior to its takeover by the Pharmacia Pharmaceutical group. He is also Chairman of Colltech Australia Ltd., appointed on 23 December 2005.

Professor John Papadimitriou, AM, OStJ (Non Executive)

Professor Papadimitriou has had a distinguished academic career in pathology and was awarded a personal chair for his many contributions.

He is presently Emeritus Professor in the School of Surgery and Pathology at The University of Western Australia and is also on the consultant staff of the Royal Perth Hospital and the PathCentre, the Western Australian Centre for Pathology and Medical Research. He has an international reputation in both diagnostic and experimental pathology and is the author and co-author of three books and some 460 scientific papers. He is a director of the Child Health Research Foundation of Western Australia. He was also a Director of Meditech Research Ltd in the last 4 years and resigned on 29 May 2006.

Professor Papadimitriou was made a Member of the Order of Australia for services rendered to medical research and the community.

Directors' Report (Cont.)

Dr David Hung (Non Executive) - (Resigned 8/07/06)

Dr Hung is a California-based physician and entrepreneur. His specialist medical expertise is in internal medicine and oncology. He is currently President and Chief Executive Officer of Medivation Inc., which develops early stage pharmaceutical projects.

Dr Hung previously served as founding President and CEO of Pro.Duct Health Inc., a company which developed, manufactured and commercialized a device used in breast cancer risk assessment. Pro.Duct Health Inc. was acquired by Cytyc Corporation. Dr Hung also held senior roles in product and clinical development with pioneering biotechnology company, Chiron Corporation.

Russell Barnett (Non Executive) (Appointed 20/07/07)

Mr Barnett has a Masters of Business Administration, Bachelor of Commerce, a Graduate Certificate in Mineral Economics and has over 15 years experience in technology commercialization, innovation management, new venture creation and venture capital markets with a wide range of organizations throughout the Asia Pacific region. He is the Principal and founder of Australian Venture Consultants Pty Ltd, a management consulting practice providing expertise in these areas to universities, research funding agencies and other innovation intensive organizations. Mr Barnett holds a number of other directorships including Chairman of Kirke Securities Limited and non-executive director of Rewire Therapies Limited. Both are unlisted companies. Mr Barnett's experience and business development networks will be of considerable benefit to the Company.

Grant Bennett (Non-Executive) (Appointed 4/09/07)

Mr Bennett is a prominent West Australian business man with a number of investments and he is also a Director of a number of private company's. Mr Bennett and his family have been long time supporters of Solbec and have a particular interest in the possible palliation potential in mesothelioma sufferers of Solbec's lead compound Coramsine®.

Directors' Report (Cont.)

INTERESTS IN THE SHARES AND OPTIONS OF THE COMPANY

As at the date of this report the interests of the directors in the shares and options of the company were:-

Director	Ordinary Shares		Options	
	Direct Interest	Indirect Interest	Direct Interest	Indirect Interest
Anthony Kiernan	454,286	3,382,773	-	-
Michael Grant	1,322,322	2,925,314	-	-
John Papadimitriou	-	66,000	2,000,000	-
Russell Barnett (appointed 20/07/07) *	-	360,000	-	-

* Mr Barnett is the Chairman and Director of Kirke Securities Limited which holds 5,000,000 shares in the company.

COMPANY SECRETARY

John Sendziuk is a chartered accountant. He has been in practice for 21 years providing corporate secretarial, taxation and business advice to a diverse group of business clients and public companies.

CORPORATE INFORMATION

Solbec Pharmaceuticals Ltd is a company limited by shares incorporated and domiciled in Australia. At balance date the Company had ten full time employees (2005: ten full time employees).

The Company is the ultimate parent entity of the consolidated group comprising the Company and its wholly-owned subsidiary, Solbec (No 1) Pty Ltd.

PRINCIPAL ACTIVITY

The principal activity of the Company during the year was pharmaceutical research.

RESULTS OF OPERATIONS

The loss after income tax for the financial year was $1,357,835 (2006 : $1,703,301).

DIVIDENDS

No dividend was paid during the financial year and the Directors do not recommend payment of a dividend.

REVIEW OF OPERATIONS

Detailed comments on operations are included separately in this annual report under the Chairman's Report and Review of Operations.

COMPANY PERFORMANCE

Solbec's core focus is on the development of its lead compound Coramsine®. The Research and Development ("R and D") spend for the year was $598,028 not including consultant's fees, wages and salaries, representing a decrease on last year's R and D expenditure which was $1,253,558. The reduction in R and D expenditure for the year is attributable to the cessation of the Phase I clinical trial and the expenditure associated with that, and the Company's focus on preparatory stages for future preclinical and clinical objectives.

Other matters pertinent to Solbec's performance during last financial year are set out in the above Review of Operations.

Directors' Report (Cont.)

OBJECTIVES AND GOALS

Objectives

Solbec is now addressing the additional preclinical work and the resolution of the issue raised by the Therapeutic Goods Administration (TGA). It is important that the supplementary preclinical studies be of the highest quality. The results of these studies will be combined with Coramsine's pre-existing data package and provide further insight on several aspects of the compound. The objective is to build on the data we already have strengthening the project not only from a regulatory standpoint but for any potential partners/licensee's assessing the project in the future.

Goals

- To commence and complete the supplementary preclinical studies outlined in the Development Plan as agreed by the Therapeutic Goods Administration (TGA)
- To update the Investigator's Brochure with this new preclinical data
- The revised Investigator's Brochure and the data sets from the supplementary preclinical studies will then be presented to the TGA for review
- Updating global partnering companies on the Company's progress and continue progressing licensing discussions with same

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

There were no significant changes in the state of affairs of the company that occurred during the financial year not otherwise disclosed in this report or the accounts.

SIGNIFICANT EVENTS AFTER THE BALANCE DATE

In September 2007 Solbec secured access to up to $1.5M standby facility from AMB Holdings Proprietary Limited (AMB). The facility allows Solbec the right to draw down on up to $1.5M, entirely at the Company's discretion, at any time over the next two years. Any drawn down amount under the capital facility carries interest at 10% and AMB has the option to convert any drawn down and outstanding monies into Solbec shares at 85% of the volume weighted trading price for the 10 trading days immediately prior to the time of conversion. At balance date the AMB facility was unused.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

These are discussed in the Operations Review and Objectives and Goals.

DIRECTORS' MEETINGS

The number of meetings of directors (including meetings of committees of directors) held during the year and the number of meetings attended by each director were as follows:

	Directors' Meetings		Audit Committee	
	Number eligible to attend	Meetings Attended	Number eligible to attend	Meetings Attended
Stephen J Carter (resigned 26/10/06)	1	1	-	-
Anthony Kiernan	1	1	5	5
Michael Grant	1	1	5	5
John Papadimitriou	1	-	-	-
David Hung (resigned 8/07/06)	-	-	-	-
Graeme Howie (resigned 22/11/06)	1	-	-	-
Russell Barnett (appointed 20/07/07)	-	-	-	-

Directors' Report (Cont.)

Environmental Regulation

The company maintains a licence to take water for its *Solanum* field growing operation in Baldivis with the WA State Department of Water.

There have been no known breaches of the company's licence conditions.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

Indemnification:
The Company has agreed to indemnify all the directors and the company secretary who have held office in the Company during this financial year, against all liabilities to another person (other than the Company or its related body corporate) that may arise from their position as a director or officer of the Company and its controlled entities, except where the liability arises out of conduct involving a lack of good faith. The agreement stipulates that the Company will meet the full amount of any such liabilities, including costs and expenses.

Insurance Premiums:
During the financial year the Company has paid insurance premiums of $28,871 in respect of directors and officers liability and legal expenses insurance contracts, for current and former directors and officers, including executive officers of the Company and directors, executive officers and secretaries of its controlled entity. The insurance premiums relate to:

- Costs and expenses incurred by the relevant officers in defending proceedings, whether civil or criminal and whatever their outcome;
- Other liabilities that may arise from their position, with the exception of conduct involving the wilful breach of duty or improper use of information or position to gain a personal advantage.

REMUNERATION REPORT (Audited)

The Remuneration Report outlines the director and executive remuneration arrangements of the company and the group in accordance with the requirements of the *Corporations Act 2001* and its Regulations. It also provides the remuneration disclosures required by paragraphs Aus 25.4 to Aus 25.7.2 of AASB 124 *Related Party Disclosures*, which have been transferred to the Remuneration Report in accordance with Corporations Regulation 2M.6.04. For the purposes of this report Key Management Personnel (KMP) of the group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the company and the group, directly or indirectly, including any director (whether executive or otherwise) of the parent company and includes the executives in the parent and the group receiving the highest remunerations.

For the purposes of this report, the term "executive" encompasses the General Manager and the Company Secretary.

Details of Key Management Personnel

Directors

Name	Position
A Kiernan	Chairman (Non-Executive)
Dr. G Howie	Managing Director (Resigned 22/11/06)
M Grant	Director (Non-Executive)
S Carter	Director (Non-Executive), (Resigned 26/10/06)
Prof. J Papadimitriou	Director (Non-Executive)
R Barnett	Director (Non-Executive) (Appointed 20/07/07)
G Bennett	Director (Non-Executive) (Appointed 4/09/07)

Executives

Name	Position
D Sparling	General Manager
J Sendziuk	Company Secretary

Directors' Report (Cont.)

Remuneration Philosophy
This section details the remuneration arrangements in place for the executives and directors of Solbec Pharmaceuticals Ltd.

The broad remuneration philosophy is to ensure that remuneration properly reflects the relevant person's duties and responsibilities, and that the remuneration is competitive in attracting, retaining and motivating people of the highest quality. The Board believes that the best way to achieve this objective is to provide any executive directors and executives with a remuneration package consisting of components that reflect the person's responsibilities, duties, personal and corporate performance.

To this end Solbec follows the following principles;

- Provide competitive rewards.
- That a part of the senior executive's remuneration is "at risk" that is linked to pre-determined achievements.
- That any variable part of executive remuneration has appropriate and demanding performance hurdles attached.

Remuneration Committee

Solbec does not have a remuneration committee. The remuneration of non-executive directors is determined by the Board as a whole having regard to industry standards of similar sized entities.

Each director receives a fee for being a director of the company, with additional fees considered in recognition of specific duties carried out by each director. Fees paid to Non-Executive Directors are reviewed annually.

Non- Executive Director Remuneration

The board seeks to set aggregate remuneration at a level that provides the company with an ability to attract and retain directors of the highest calibre, whilst incurring a cost that is acceptable to the shareholders.

The constitution and the ASX listing rules specify that the aggregate remuneration of Non-Executive directors shall be determined from time to time by general meeting of shareholders.

The aggregate amount payable to the Company's non-executive directors must not exceed the maximum annual amount approved by the Company's shareholders. An aggregate amount of $200,000 was approved by shareholders at the Annual General Meeting held in May 2006.

Senior Manager and Executive Director Remuneration

The company aims to reward executives with a level and mix of remuneration commensurate with their position and responsibilities within the company and so as to:

- reward executives for company, business unit and individual performance against targets set by reference to appropriate benchmarks;
- align the interests of executives with those of shareholders;
- link rewards with the strategic goals and performance of the company; and
- ensure total remuneration is competitive by market standards.

Remuneration packaging contains the following key elements;
- Fixed remuneration - fixed components of salaries, fee and non-monetary benefits.
- Variable remuneration - share options.
- Post employment benefits - superannuation.

The Chairman, subject to Board approval, generally sets remuneration of the Managing Director and the General Manager.

Directors' Report (Cont.)

Fixed Remuneration

The level of fixed remuneration for executives is set so as to provide a base level of remuneration which is both appropriate to the position and competitive in the market.

Fixed remuneration is reviewed annually.

Variable Remuneration

Short term incentives (STI) may be linked to achievement of the company's operational targets with the remuneration received if the relevant executives achieve the target. STI is not linked to the company's prevailing share price or results as the company is not at a profitable stage of operations.

The directors, subject to shareholder approval, and executives are eligible to participate in the Company's share option plan whereby options may be granted at an exercise price above the prevailing share price. This premium in conversion price, coupled with an appropriate vesting period, provides a long term incentive (LTI) whereby directors and executives will benefit only if there is a substantial improvement in the Company's share price. The number of options granted to each director and executive is determined by the Board based on the Company's and the eligible participant's performance. The grant of options is not linked to the company's financial results, as the company is not at a profitable stage of operations.

Employment Contracts

The General Manager, Mr. David Sparling, is employed under contract. The current employment commenced 20th March 2006. The key terms of the contract renewed on 1 August 2007 are;

- Term of contract 24 months.
- Base salary of $200,000 per annum plus superannuation.
- 5,000,000 options exercisable at 5 cents prior to 31/07/10
- 500,000 options vesting on the 1/08/07
- 2,000,000 options vesting on the 1/02/08
- 2,500,000 options vesting on the 1/02/09
- The Company may terminate his contract by providing 6 months written notice or provide 6 months pay in lieu of notice however, the contract maybe terminated without notice if serious misconduct has occurred.

Directors' Report (Cont.)

Details of remuneration for year ended 30 June 2007

There are no other employment contracts.

The remuneration for each director and each of the executive officers of the consolidated entity receiving remuneration during the year was as follows.

Directors remuneration for the year ended 30 June 2007.

2007	Short Term			Post Employment	Share Based Payment		
Name	Consulting Fees $	Salary $	Directors Fees $	Super $	Options $	Total $	% performance based
SJ Carter (Non-Executive) (Resigned 26/10/06)	33,914	-	7,142	-	-	41,056	-
A Kiernan (Chairman)	2,000	-	30,000	2,700	-	34,700	-
M Grant (Non Executive)	1,200	-	24,500	2,205	-	27,905	-
J Papadimitriou (Non Executive)	-	-	24,500	2,205	-	26,705	-
D Hung (Non-Executive) (Resigned 6/07/06)	-	-	6,125	-	-	6,125	-
	37,114	-	92,267	7,110	-	136,491	-

2006	Short Term			Post Employment	Share Based Payment		
Name	Consulting Fees $	Salary $	Directors Fees $	Super $	Options $	Total $	% performance based
G Howie (Managing Director) (Resigned 22/11/06)	24,590	37,110	-	3,340	-	65,040	-
S J Carter (Non Executive) (Resigned 26/10/06)	68,590	131,460	11,477	11,101	-	222,628	-
A Kiernan (Chairman)	10,585	-	22,500	2,025	-	35,110	-
M Grant (Non Executive)	3,100	-	18,375	1,654	-	23,129	-
J Papadimitriou (Non Executive)	-	-	18,375	1,654	-	20,029	-
	106,865	168,570	70,727	19,774	-	365,936	-

Directors' Report (Cont.)

Remuneration of key management personnel for the year ended 30 June 2007.

2007	Short Term		Post Employment	Share based payment	Long Term Incentive Plan		Total Remuneration % performance based	Total Remuneration % consisting of options
	Consulting Fees	Salary	Superannuation	Options	Shares	Total		
Name	$	$	$	$	$	$		
David Sparling (General Manager)	-	194,545	17,030	11,000	-	222,575	-	4.9%
John Sendziuk (Company Secretary)	29,088	-	-	-	-	29,088	-	-
	29,088	194,545	17,030	11,000	-	251,663	-	-

2006	Short Term		Post Employment	Share based payment	Long Term Incentive Plan		Total Remuneration % performance based	Total Remuneration % consisting of options
	Consulting Fees	Salary	Superannuation	Options	Shares	Total		
Name	$	$	$	$	$	$		
David Sparling (General Manager)	-	118,729	9,714	15,181	1,000	144,625	-	11%
John Sendziuk (Company Secretary)	35,805	-	-	-	-	35,805	-	-
	35,805	118,729	9,714	15,181	1,000	180,430	-	-

The shares issued to David Sparling under the long term incentive plan were part of the terms of his employment.

Directors' Report (Cont.)

SHARE OPTIONS

Share Options - Directors

Terms and Conditions for each Grant

2007 Name	Granted Number	Grant date	Fair value per option at grant date $	Exercise price per share $	Expiry date	First exercise date	Last exercise date	% of Remuneration	Total value of options granted during the year $
J Papadimitriou	2,000,000	25/11/04	.03 cents	.22 cents	25/11/07	26/11/04	25/11/07	-	-

Terms and Conditions for each Grant

2006 Name	Granted Number	Grant date	Fair value per option at grant date $	Exercise price per share $	Expiry date	First exercise date	Last exercise date	% of Remuneration	Total value of options granted during the year $
J Papadimitriou	2,000,000	25/11/04	.03 cents	.22 cents	25/11/07	26/11/04	25/11/07	-	-
D Hung (Resigned 08/07/06)	2,000,000	25/11/04	.03 cents	.22 cents	25/11/07	26/11/04	25/11/07	-	-

Share Options - Key Management Personnel

Terms and Conditions for each Grant

2007 Name	Granted Number	Grant date	Fair value per option at grant date $	Exercise price per share $	Expiry date	First exercise date	Last exercise date	% of Remuneration	Total value of options granted during the year $
D Sparling	-	-	-	-	-	-	-	-	-

Terms and Conditions for each Grant

2006 Name	Granted Number	Grant date	Fair value per option at grant date $	Exercise price per share $	Expiry date	First exercise date	Last exercise date	% of Remuneration	Total value of options granted during the year $
D Sparling	500,000	15/05/06	.016 cents	12 cents	31/12/09	15/05/06	31/12/09	2.8	8,000
	750,000	15/05/06	.012 cents	15 cents	31/12/09	30/09/06	31/12/09	1.0	9,000
	250,000	15/05/06	.022 cents	18 cents	31/12/09	30/03/07	31/12/09	7.4	5,500

Subsequent to year-end, these 1,500,000 Options have been cancelled by agreement with David Sparling and were replaced by 5,000,000 Options issued as part of his renegotiated employment contract on 1 August 2007.

Directors' Report (Cont.)

KEY MANAGEMENT PERSONNEL OPTIONS

There is no performance criteria linked to KMP options. The option holders must remain employed with the company until vesting date to be entitled to the options.

No options granted as part of remuneration were exercised during the year, 7 million director and executive options lapsed during the year ended 30 June 2007.

The option holders do not have any right, by virtue of the option to participate in any share issue of the Company or any related body corporate.

Options Lapsed During The Period

4,000,000 director options lapsed 9th June 2007
3,000,000 executive options lapsed 9th June 2007
15,182,200 options lapsed 19th September 2006

There have been no options granted or exercised during the year. Options lapsed were issued pre transition to AIFRS with no value assigned to them at grant date. Subsequent to the year end 5,000,000 options were granted to Dr David Sparling as part of his remuneration package.

Auditors Independence and Non-Audit Services
The directors received the Auditor's Independence Declaration from the Auditors of Solbec Pharmaceuticals Limited which is included in page 30 of Solbec Pharmaceuticals Limited annual report.

In addition to their fees for the external audit Ernst and Young received fees for assurance related services amounting to $5,000 for the audit of the Commercial Ready Grant return.

CORPORATE GOVERNANCE

In recognising the need for the highest standards of corporate behaviour and accountability, the directors of Solbec Pharmaceuticals Ltd support the principles of corporate governance. The company's corporate governance statement is contained in the additional corporate governance section of this annual report.

Directors' Report (Cont.)

Non Audit Services

No non audit services were provided during the year by the auditors

Auditor's Independence Declaration

In accordance with section 307C of the Corporations Act 2001, the Directors have obtained a declaration of independence from Ernst and Young, Perth, the consolidated entity's auditors, as presented on page 30 of this year's financial report. The company did not receive any non-audit services from the auditors.

Signed at Perth this 26th September 2007 in accordance with a resolution of the directors.

Anthony Kiernan - Chairman

Michael Grant - Director

Auditor's Independence Declaration

ERNST & YOUNG

The Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

Tel 61 8 9429 2222
Fax 61 8 9429 2436

Auditor's Independence Declaration to the Directors of Solbec Pharmaceuticals Limited

In relation to our audit of the financial report of Solbec Pharmaceuticals Limited for the year ended 30 June 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst + Young

Ernst & Young

P McIver
Partner
Perth
26 September 2007

PMcKT:SOLBEC:011

Liability limited by a scheme approved under Professional Standards Legislation.

Directors Declaration

The Directors of the company declare that:

1. the financial statements, notes and the additional disclosures in the directors report designated as audited of the company and the consolidated entity are in accordance with the *Corporations Act 2001* including:
   a. complying with Accounting Standards and the Corporations Regulations 2001; and
   b. giving a true and fair view of the financial positions as at 30 June 2007 and of the performance for the year ended on that date of the company and consolidated entity;

2. In the director's opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

   This declaration has been made after receiving the declarations required to be made to the directors in accordance with sections 295A of the Corporations Act 2001 for the financial period ended 30 June 2007.

Dated this 26th day of September 2007

Signed in accordance with a resolution of the directors:

Anthony Kiernan - Chairman

Michael Grant - Director

Income Statement

For The Year Ended 30 June 2007

	Note	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent 2007 $	Parent 2006 $
Revenue	3(a)	52,985	35,814	52,985	97,089
Other Income	3(c)	423,600	656,166	423,600	656,166
Total Income		**476,585**	**691,980**	**476,585**	**753,255**
Depreciation		(39,186)	(37,890)	(39,186)	(37,890)
Allowance for doubtful debts		-	10,349	-	(7,251)
Impairment of plant and equipment		-	(30,415)	-	(30,415)
Research and development expenditure		(598,028)	(1,253,558)	(598,028)	(1,180,667)
Other expenses	3b	(1,266,206)	(1,601,351)	(1,265,927)	(1,663,425)
Loss before Income Tax		(1,426,835)	(2,220,882)	(1,426,556)	(2,166,393)
Income Tax Benefit	4	69,000	517,581	69,000	502,499
Loss After Income Tax		**(1,357,835)**	**(1,703,301)**	**(1,357,556)**	**(1,663,894)**
Net loss Attributable To Members Of Solbec Pharmaceuticals Ltd		**(1,357,835)**	**(1,703,301)**	**(1,357,556)**	**(1,663,894)**
Basic earnings/(loss) per share - cents per share	28	(1.0)	(1.0)		
Diluted earnings/(loss) per share - cents per share	28	(1.0)	(1.0)		

The above income statement should be read in conjunction with the accompanying notes.

Balance Sheet

As At 30 June 2007

	Note	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent 2007 $	Parent 2006 $
CURRENT ASSETS					
Cash and cash equivalents	25(a)	3,051,794	888,908	3,044,868	884,807
Trade and other receivables	5	-	3,104	-	-
Other assets	6	33,665	52,231	33,665	52,231
Total Current Assets		3,085,459	944,243	3,078,533	937,038
NON-CURRENT ASSETS					
Land and improvements at fair value	8	1,250,000	1,020,000	1,250,000	1,020,000
Other property, plant and equipment	8	262,378	291,212	262,378	291,212
Other Financial assets	9	-	-	1	1
Total Non-Current Assets		1,512,378	1,311,212	1,512,379	1,311,213
Total Assets		**4,597,837**	**2,255,455**	**4,590,912**	**2,248,251**
CURRENT LIABILITIES					
Trade and other payables	10	291,248	636,156	291,248	636,156
Provisions	11	25,106	20,853	25,106	20,853
Other liabilities	12	515,574	282,295	515,574	282,295
Total Current Liabilities		831,928	939,304	831,928	939,304
Non-Current Liabilities					
Provisions	11	29,585	-	29,585	-
Total Non-Current Liabilities		29,585	-	29,585	-
Total Liabilities		861,513	939,304	861,513	939,304
Net Assets		**3,736,324**	**1,316,151**	**3,729,399**	**1,308,947**
EQUITY					
Contributed equity	13	23,336,696	19,730,688	23,336,696	19,730,688
Reserves	14	1,554,509	1,382,509	1,554,509	1,382,509
Accumulated Losses	15	(21,154,881)	(19,797,046)	(21,161,806)	(19,804,250)
Total Equity		**3,736,324**	**1,316,151**	**3,729,399**	**1,308,947**

The above balance sheet should be read in conjunction with the accompanying notes.

STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2007

	Issued Capital $	Accumulated Losses $	Asset Revaluation Reserve $	Other Reserves $	Total Equity $
Consolidated					
As at 1 July 2006	19,730,688	(19,797,046)	532,651	849,858	1,316,151
Revaluation of land and buildings to fair value	-	-	230,000	-	230,000
Income tax on items recognised in equity	-	-	(69,000)	-	(69,000)
Total income/(expense) for the period recognised directly in equity	-	-	161,000	-	161,000
Loss for the period	-	(1,357,835)	-	-	(1,357,835)
Total income and expense for the period	-	(1,357,835)	161,000	-	(1,196,835)
Equity transactions:					
Capital raising	3,762,470	-	-	-	3,762,470
Transaction Costs	(156,462)	-	-	-	(156,462)
Share based payment	-	-	-	11,000	11,000
As at 30 June 2007	**23,336,696**	**(21,154,881)**	**693,651**	**860,858**	**3,736,324**

	Issued Capital $	Accumulated Losses $	Asset Revaluation Reserve $	Other Reserves $	Total Equity $
Parent					
As at 1 July 2006	19,730,688	(19,804,250)	532,651	849,858	1,308,947
Revaluation of land and buildings to fair value	-	-	230,000	-	230,000
Income tax on items recognised in equity	-	-	(69,000)	-	(69,000)
Total income/(expense) for the period recognised directly in equity	-	-	161,000	-	161,000
Loss for the period	-	(1,357,556)	-	-	(1,357,556)
Total income and expense for the period	-	(1,357,556)	161,000	-	(1,196,556)
Equity transactions:					
Capital raising	3,762,470	-	-	-	3,762,470
Transaction Costs	(156,462)	-	-	-	(156,462)
Share based payment	-	-	-	11,000	11,000
As at 30 June 2007	**23,336,696**	**(21,161,806)**	**693,651**	**860,858**	**3,729,399**

STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2007

	Issued Capital $	Accumulated Losses $	Asset Revaluation Reserve $	Other Reserves $	Total Equity $
Consolidated					
As at 1 July 2005	17,138,366	(18,093,745)	-	2,493,699	1,538,320
Impact of adopting AASB 132/139	-	-	-	-	-
Employee options	-	-	-	15,181	15,181
Redemption of options by issue of shares	1,659,022	-	-	(1,659,022)	-
Revaluation of land and buildings to fair value	-	-	759,645	-	759,645
Income tax on items recognised in equity	-	-	(226,994)		(226,994)
Total income/(expense) for the period recognised directly in equity	1,659,022		532,651	(1,643,841)	547,832
Loss for the period	-	(1,703,301)	-	-	(1,703,301)
Total income and expense for the period	-	(1,703,301)	532,651	-	(1,155,469)
Equity Transactions:					
Capital Raising	933,300	-	-	-	933,300
As at 30 June 2006	**19,730,688**	**(19,797,046)**	**532,651**	**849,858**	**1,316,151**

	Issued Capital $	Accumulated Losses $	Asset Revaluation Reserve $	Other Reserves $	Total Equity $
Parent					
As at 1 July 2005	17,138,366	(18,140,356)	-	2,493,699	1,491,709
Impact of adopting AASB 132/139	-	-	-	-	-
Employee options	-	-	-	15,181	15,181
Redemption of options by issue of shares	1,659,022	-	-	(1,659,022)	-
Revaluation of land and buildings to fair value	-	-	759,645	-	759,645
Income tax on items recognised in equity	-	-	(226,994)	-	(226,994)
Total income/(expense) for the period recognised directly in equity	1,659,022		532,651	(1,643,841)	547,832
Loss for the period	-	(1,663,894)	-	-	(1,663,894)
Total income and expense for the period		(1,663,894)	532,651	-	(1,116,062)
Equity Transactions:					
Capital Raising	933,300	-	-	-	933,300
As at 30 June 2006	19,730,688	(19,804,250)	532,651	849,858	1,308,947

Statement Of Cash Flows

For The Year Ended 30 June 2007

	Note	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent 2007 $	Parent 2006 $
CASH FLOWS FROM OPERATING ACTIVITIES					
Government Grants		656,622	936,363	656,622	936,363
Receipts from operations		-	54,383	-	100,053
Payments to suppliers and employees		(1,199,021)	(645,284)	(1,201,844)	(714,144)
Borrowing costs paid		-	-	-	-
Payments relating to research projects		(943,356)	(2,062,019)	(943,358)	(1,976,002)
Income Tax refunds received		-	290,587	-	275,505
Interest received		52,985	37,768	52,985	35,773
Net Cash Used In Operating Activities	25(b)	**(1,432,770)**	**(1,388,202)**	**(1,435,595)**	**(1,342,452)**
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for plant and equipment		(10,352)	(99,813)	(10,352)	(99,813)
Proceeds from sale of investments		-	38,273	-	38,273
Net Cash Provided By/(Used In) Investing Activities		**(10,352)**	**(61,540)**	**(10,352)**	**(61,540)**
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from shares issued		3,762,470	933,301	3,762,470	933,301
Costs of issue		(156,462)	-	(156,462)	-
Repayment/(Advances) of loan from controlled entity		-	-	-	10,349
Net Cash Provided By Financing Activities		**3,606,008**	**933,301**	**3,606,008**	**943,650**
Net increase (decrease) in cash held		2,162,886	(516,441)	2,160,061	(460,342)
Cash held at the beginning of the financial year		888,908	1,405,349	884,807	1,345,149
Cash Held At The End Of The Financial Year	25(a)	**3,051,794**	**888,908**	**3,044,868**	**884,807**

SOLBEC PHARMACEUTICALS LTD

1. CORPORATE INFORMATION

The financial report of Solbec Pharmaceuticals Limited for the year ended 30 June 2007 was authorised for issue in accordance with a resolution of the directors on 26 September 2007. Solbec Pharmaceuticals Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian stock exchange. The nature of the operations and principal activities of the consolidated entity during the financial year was pharmaceutical research.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Preparation

This financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the *Corporations Act 2001* and Australian Accounting Standards. The financial report has also been prepared on a historical cost basis, except for land and improvements, which have been measured at fair value. The financial report is presented in Australian dollars.

b) Statement of Compliance

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board (the AASB) and the Urgent Issues Group that are relevant to its operations and effective for annual reporting periods beginning on 1 July 2006. The adoption of these new and revised Standards and Interpretations did not have any effect on the financial position or performance of the Group.

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the annual reporting ending 30 June 2007. These are outlined in the table below.

Reference	Title	Summary	Application date of standard	Impact on group financial report	Application date for Group*
AASB 2005-10	Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]	Amendments arise from the release in August 2005 of AASB 7 *Financial Instruments Disclosures*	1 January 2007	AASB 7 is a disclosure standard so will have no direct impact on the amounts included in the Group's financial statements. However, the amendments will result in changes to the financial instrument disclosures included in the Group's financial report.	1 July 2007
AASB 2007-1	Amendments to Australian Accounting Standards arising from AASB Interpretation 11 [AASB 2]	Amending standard issued as a consequence of AASB Interpretation 11 *Group and Treasury Share Transactions*	1 March 2007	This is consistent with the Group's existing accounting policies for share-based payments so will have no impact.	1 July 2007
AASB 2007-2	Amendments to Australian Accounting Standards arising from AASB Interpretation 12 [AASB 1, AASB 117, AASB 118, AASB 120, AASB 121, AASB 127, AASB 131 & AASB 139]	Amending standard issued as a consequence of AASB Interpretation 12 *Service Concession Arrangements*	1 January 2007	As the group currently has no service concession arrangements or public-private-partnerships (PP), it is expected that this Interpretation will have no impact on its financial report.	1 July 2008

SOLBEC PHARMACEUTICALS LTD

AASB 2007-3	Amendments to Australian Accounting Standards arising from AASB 8 [AASB 5, AASB, AASB 6, AASB 102, AASB 107, AASB 119, AASB 127, AASB 134, AASB 136, AASB 1023 & AASB 1038]	Amending standard issued as a consequence of AASB 8 *Operating Segments*	1 January 2009	AASB 8 is a disclosure standard so will have no direct impact on the amounts included in the Group's financial statements. However the new standard is expected to have an impact on the Group's segment disclosures as segment information based on management reports are more detailed than those currently reported under AASB 114.	1 July 2009
AASB 2007-4	Amendments to Australian Accounting Standards arising from ED 151 and Other amendments	The standard is a result of the AASB decision that, in principle, all accounting policy options currently existing in IFRS should be included in the Australian equivalents to IFRS and the additional Australian disclosures should be eliminated, other than those considered particularly relevant in the Australian reporting environment.	1 July 2007	As the Group does not anticipate changing any of its accounting policy choices as a result of the issue of AASB 2007-4 this standard will have no impact on the amounts included in the Group's financial statements. Changes to disclosure requirements will have no direct impact on the amounts included in the Group's financial statements. However the new standard may have an impact on the disclosures included in the Group's financial report.	1 July 2007
AASB 2007-6	Amendments to Australian Accounting Standards arising from AASB 123 [AASB 1, AASB 101, AASB 107, AASB 111, AASB 116 & AASB 138 and Interpretations 1 &12	Amending standard issued as a consequence of AASB 123 (revised) *Borrowing Costs*	1 January 2009	As the group does not currently construct or produce any qualifying assets which are financed by borrowings the revised standard will have no impact.	1 July 2009
AASB 2007-7	Amendments to Australian Accounting Standards [AASB 1, AASB 2, AASB 4, AASB 5, AASB 107 & AASB 128]	Amending standard issued as a consequence of AASB 2007-4	1 July 2007	Refer to AASB 2007-4 above.	1 July 2007
AASB 7	*Financial Instruments: Disclosures*	New standard replacing disclosure requirements of AASB 132	1 January 2007	Refer to AASB 2005-10 above.	1 July 2007

SOLBEC PHARMACEUTICALS LTD

AASB 8	*Operating Segments*	This new standard will replace AASB 114 *Segment Reporting* and adoption of management approach to *Segment Reporting*	1 January 2009	Refer to AASB 2007-3 above.	1 July 2009
AASB 101 (revised October 2006)	Presentation of Financial Statements	Many of the disclosures from previous GAAP and all of the guidance from previous GAAP are not carried forward in the October 2006 version of AASB 101. The revised standard includes some test form ISA 1 that is not in the existing AASB 101 and has fewer additional Australian disclosure requirements than the existing AASB 101	1 January 2007	AASB 101 is a disclosure standard so will have no direct impact on the amounts included in the Group's financial statements. However, the revised standard may result in changes to the disclosures included in the Group's financial report.	1 July 2007
AASB 123 (revised June 2007)	Borrowing Costs	AASB 123 previously permitted entities to choose between expensing all borrowing costs and capitalising those that were attributable to the acquisition, construction or production of a qualifying asset. The revised version of AASB 23 requires borrowing costs to be capitalised if they are directly attributable to the acquisition, construction or production of a qualifying asset	1 January 2009	Refer to AASB 2007-6 above.	1 July 2009
AASB Interpretation 10	*Interin Financial Reporting and Impairment*	Addresses an inconsistency between AASB 134 *Interim Financial Reporting* and the impairment requirements relating to goodwill in AASB 136 *Impairment of Assets* and equity instruments classified as available for sale in AASB 139 *Financial Instruments: Recognition and Measurement*	1 November 2006	The prohibitions on reversing impairment losses in AASB 136 and AASB 139 to take precedence over the more general statement in AASB 134 on interim reporting is not expected to have any impact on the Group's financial report.	1 July 2007

SOLBEC PHARMACEUTICALS LTD

AASB Interpretation 11	Group and Treasury Share Transactions	Specifies that share-based payment transaction in which an entity receives services as consideration for its own equity instruments shall be accounted for as equity-settled.	1 March 2007	Refer to AASB 2007-1 above.	1 July 2007
AASB Interpretation 12	Service Concession Arrangements	Clarifies how operators recognise the infrastructure as a financial asset and/or an intangible asset - not as property, plant and equipment	1 January 2008	Refer to AASB 2007-2 above.	1 July 2008
AASB Interpretation 129 (revised June 2007)	Service Concession Arrangements: Disclosures	The revised interpretation was issued as a result of the issue of Interpretation 12 and requires specific disclosures about service concession arrangements entered into by an entity, whether as a concession provider or a concession operator	1 January 2008	Refer to AASB 2007-2 above.	1 July 2008
IFRIC Interpretation 13	Customer Loyalty Programmes	Deals with the accounting for customer loyalty programmes, which are used by companies to provide incentives to their customers to buy their products or use their services	1 July 2008	The group does not have any customer loyalty programmes and as such this interpretation is not expected to have any impact on the Group's financial report.	1 July 2008
IFRIC Interpretation 14	IAS 19 - The Asset Ceiling: Availability of Economic Benefits and Minimum Funding Requirements	Aims to clarify how to determine in normal circumstances the limit on the asset that an employer's balance sheet may contain in respect of its defined benefit pension plan.	1 January 2008	The Group does not have a defined benefit pension plan and as such this interpretation will not have an impact on the Group's financial report.	1 July 2008

* Designates beginning of the applicable annual reporting period.

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). The financial report also complies with International Financial Reporting Standards (IFRS).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

c) Going Concern

The financial report has been prepared on a going concern basis. In arriving at this position the directors have had regard to the fact that the company has access to a $5 million standby equity facility with a US-based investment fund, allowing the company to draw down the facility by the issue of shares. Refer to Note 25c for further details of this facility. In addition subsequent to the year end, the company has secured access to $1.5m via a capital facility in an agreement with AMB Propriety limited. The facility allows the company the right to draw down up to $1.5m entirely at its discretion, at any time over the next two years. (Refer to Note 29). As a result of these facilities, the directors are confident that the consolidated entity will have sufficient cash and other assets to fund committed expenditure for a period of not less than 12 months from the date of this report.

d) Basis of Consolidation

The consolidated financial statements comprise the financial statements of Solbec Pharmaceuticals Ltd and its subsidiary ("the consolidated entity" or "the Group"). The financial statements of the subsidiary are prepared for the same reporting period for the parent company, using consistent accounting policies.

All inter-company balances and transactions between entities in the consolidated entity, including any unrealised profit or losses, have been eliminated on consolidation.

Where controlled entities have entered or left the consolidated entity during the period, their operating results have been included from the date control was obtained or until the date control ceased.

e) Significant accounting judgements, estimates and assumptions

(i) Significant accounting judgements

In the process of applying the Group's accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognised in the financial statements:

Development costs

The Group makes an assessment of whether a development project displays the required degree of technical feasibility in order to determine whether costs associated with the project should be capitalised or expensed.

(ii) Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Share-based payment transactions

The consolidated entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes formula, using the assumptions detailed in note 21.

Valuation of Land and Improvements

The group's land and improvements are measured at fair value. The fair value of land and improvements is determined by reference to market based evidence which is the amount for which the assets could be exchanged between a knowledgeable and willing buyer and a knowledgeable and willing seller in an arm's length transaction.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

f) Income Tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the current period's taxable income. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

- when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
- when the taxable temporary difference is associated with investments in subsidiaries, associates or interest in joint ventures, and the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

- when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
- when the deductible temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in profit or loss.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

g) Other taxes

Revenue, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

h) Revenue

Revenue is recognised to the extent that it is probable that the economic benefit will flow to the consolidated entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Interest revenue is recognised on a time proportionate basis that takes into account the effective yield on the financial asset.

Administration fees are recognised on an accrual basis as the services are rendered.

i) Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

j) Investments in Controlled Entities

All investments in controlled entities are initially recognised at cost being the fair value of the consideration given including acquisition charges associated with the investment. Subsequent to the initial measurement, investments in controlled entities are carried at cost less accumulated impairment losses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

k) Property, Plant and Equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value.

Land and improvements are measured at fair value based on periodic valuations by external independent valuers less accumulated depreciation and any impairment losses on improvements after the date of the revaluation.

Depreciation is calculated on reducing balance over the estimated useful life of the asset as follows:

	Depreciation Rate
Improvements	5-20%
Plant and equipment	5-20%
Land	Not Depreciated

Impairment
The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

If any such indication exists and where the carrying values exceed the estimated recoverable amounts, the assets or cash-generating units are written down to their recoverable amount.

The recoverable amount of plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Revaluations
Following initial recognition at cost, land and improvements are carried at a revalued amount which is the fair value at the date of the revaluation less any accumulated impairment losses.

Fair value is determined by reference to market-based evidence, which is the amount for which the assets could be exchanged between a knowledgeable willing buyer and a knowledgeable willing seller in an arm's length transaction as at the valuation date.

Any revaluation surplus is credited to the asset revaluation reserve included in the equity section of the balance sheet unless it reverses a revaluation decrease of the same asset previously recognised in the income statement.

Any revaluation deficit is recognised in the income statement unless it directly offsets a previous surplus of the same asset in the asset revaluation reserve.

In addition, any accumulated depreciation as at revaluation date is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount of the asset.

Upon disposal, any revaluation reserve relating to the particular asset being sold is transferred to retained earnings.

Independent valuations are performed with sufficient regularity to ensure that the carrying amount does not differ materially from the asset's fair value at the balance sheet date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.

Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the period the item is derecognised.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

l) Leases

Leases of fixed assets, where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership, that are transferred to entities in the consolidated entity are classified as finance leases.

Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Leased assets are depreciated on a straight-line basis over their estimated useful lives where it is likely that the consolidated entity will obtain ownership of the asset or over the term of the lease.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

m) Employee Leave Benefits

Wages, salaries and annual leave
Liabilities for wages salaries, including non-monetary benefits expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date. Liability for annual leave expected to be settled within 12 months of the reporting date is recognised in provisions in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled.

Long Service Leave
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

n) Trade and other receivables

Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

o) Share-based payments

Share-based compensation benefits are provided to directors and executives.

The fair value of options granted to directors and executives is recognised as an employee benefit expense with a corresponding increase in equity over the vesting period. The fair value is measured at grant date and recognised over the period during which the directors and/or executives becomes unconditionally entitled to the options.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The fair value at grant date is independently determined using an option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected divided yield and the risk-free interest rate for the term of the option.

p) Cash and cash equivalents

Cash and cash equivalents in the balance sheet includes cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less. For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

q) Earnings per Share

Basic Earnings per share is calculated as net profit attributable to members of the parent, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- costs of servicing equity (other than dividends);
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

Divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

r) Trade and other Payables

Trade payables and other payables are carried at amortised cost. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. The amounts are unsecured and are usually paid within 30 days of recognition.

s) Research and Development Costs

Research costs are expensed as incurred.
Development expenditure incurred on an individual project is recognised as an intangible asset only when the Group can demonstrate the technical feasibility of completing the project so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses.

Any expenditure carried forward is amortised over the period of expected future sales from the related project.

The carrying value of development costs is reviewed for impairment annually when the asset is not yet in use, or more frequently when an indicator of impairment arises during the reporting year indicating that the carrying value may not be recoverable.

t) Impairment of assets

At each reporting date, the consolidated entity assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the consolidated entity makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or group of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognised in the Income Statement.

u) Provisions

Provisions are recognised when the consolidated entity has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the consolidated entity expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability.

When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

V) Segment Reporting

A business segment is a distinguishable component of the entity that is engaged in providing products or services that are subject to risk and returns that are different from those of other business segments. A geographical segment is a distinguishable component of the entity that is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operation in other economic environments.

w) Contributed Equity

Ordinary shares are classified as equity. Incremental costs directory attributably to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

SOLBEC PHARMACEUTICALS LTD

For The Year Ended 30 June 2007

	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent 2007 $	Parent 2006 $
3. REVENUE AND EXPENSES				
3a. Revenue				
Operating activities				
Administration fees	-	-	-	62,270
Other income	-	2,664	-	2,664
Total Revenue	-	2,664	-	64,934
Non operating activities				
Interest received	52,985	33,150	52,985	32,155
Total Revenue	52,985	33,150	52,985	32,155
Total revenue	**52,985**	**35,814**	**52,985**	**97,089**
3b. Other Expenses				
Corporate Administration Costs				
ASX fees	31,858	27,354	31,858	27,354
Share based payments	11,000	15,181	11,000	15,181
Other administration expenses	286,157	451,303	285,878	513,377
Salaries and wages	729,306	776,970	729,306	776,970
Share registry expenses	34,030	54,116	34,030	54,116
Rent - Operating lease	58,569	58,569	58,569	58,569
Legal expenses	9,148	27,603	9,148	27,603
Consulting fees	106,138	190,255	106,138	190,255
Total Administration Costs	1,266,206	1,601,351	1,265,927	1,663,425
Total Other Expenses	**1,266,206**	**1,601,351**	**1,265,927**	**1,663,425**
3c. Other Income				
Other income	257	2,098	257	2,098
Government Grants	423,343	654,068	423,343	654,068
Total other income	**423,600**	**656,166**	**423,600**	**656,166**

	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent 2007 $	Parent 2006 $
4. INCOME TAX				
The major components of income tax expenses are:				
Income Statement				
Current income tax				
Current income tax benefit:	-	-	-	-
Adjustments in respect of current income tax of previous years (research and development)	-	290,587	-	275,505
Deferred income tax benefit:				
Relating to origination and reversal of temporary differences	69,000	226,994	69,000	226,994
Income tax benefit reported in the income statement	69,000	517,581	69,000	502,499
Statement of Changes in Equity				
Deferred income tax related to items charged or credited directly to equity:				
Deferred income tax expenses arising from revaluation of land and improvements	69,000	226,994	69,000	226,994
Income tax expense reported in equity	69,000	226,994	69,000	226,994
A reconciliation between tax expense and the product of accounting loss before income tax multiplied by the consolidated entities applicable income tax rate is as follows:				
Accounting loss before income tax	(1,426,835)	(2,220,882)	(1,426,556)	(2,166,393)
At the company's statutory income tax rate of 30% (2006: 30%)	(428,050)	(666,265)	(427,967)	(649,918)
Non-deductible expenses	1,299	12,630	1,299	12,630
Adjustments in respect of current income tax of previous years (research and development)	-	(290,587)	-	(275,505)
Deferred tax assets not previously brought to account now recognised	(69,000)	(226,994)	(69,000)	(226,994)
Deferred tax assets not recognised	426,751	666,434	426,668	650,087
Other	-	(12,799)	-	(12,799)
Income tax benefit reported in the income statement	(69,000)	(517,581)	(69,000)	(502,499)

For The Year Ended 30 June 2007 continued

Deferred Income Tax	Balance sheet 2007 $	Balance sheet 2006 $	Income statement 2007 $	Income statement 2006 $
Consolidated				
Deferred tax liabilities				
Revaluation of land and improvements*	(295,994)	(226,994)	-	-
Gross deferred income tax liabilities	(295,994)	(226,994)	-	-
*income tax expense recognised in equity				
Deferred tax assets				
Provisions	16,407	6,256	(10,151)	10,029
Tax losses available for offset against future taxable income	3,285,584	2,858,833	(426,751)	(575,984)
Deferred tax assets not recognised	(3,005,997)	(2,638,095)	367,902	338,961
Gross deferred income tax assets	295,994	226,994	-	-
Total deferred tax (income)/expense			(69,000)	(226,994)
Parent				
Deferred tax liabilities				
Revaluation of land and improvements*	(295,994)	(226,994)	-	-
Gross deferred income tax liabilities	(295,994)	(226,994)	-	-
*income tax expense recognised in equity				
Deferred tax assets				
Provisions	16,407	6,256	(10,151)	10,029
Tax losses available for offset against future taxable income	3,123,782	2,697,114	(426,668)	(575,984)
Deferred tax assets not recognised	(2,844,195)	(2,476,376)	367,819	338,961
Gross deferred income tax assets	295,994	226,994	-	-
Total deferred tax (income)/expense			(69,000)	(226,994)

Deferred tax assets in relation to losses will only be available if:

(a) the company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the tax losses to be realised;

(b) the company continues to comply with the conditions for deductibility imposed by the law; and

(c) no changes in tax legislation adversely affect the company in realising the benefit from the tax losses.

The consolidated entity has not formed a tax consolidation group as at 30 June 2007.

For The Year Ended 30 June 2007 continued

	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent 2007 $	Parent 2006 $
4. Income Tax (Cont.)				
Unrecognised deferred tax balances				
The following deferred tax assets have not been brought to account as follows:				
Tax Losses - Revenue	2,989,590	2,631,839	2,827,788	2,470,120
Tax Losses - Capital	1,282,374	1,282,374	1,282,374	1,282,374
	4,271,964	3,914,213	4,110,162	3,752,494

These deferred tax assets will only be obtained if:

(i) Future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;
(ii) The conditions for deductibility imposed by tax legislation continue to be complied with; and
(iii) No changes in tax legislation adversely affect the consolidated entity in realising the benefit.

	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent 2007 $	Parent 2006 $
5. CURRENT ASSETS - RECEIVABLES				
Receivables - trade	-	-	-	-
Receivables - sundry	-	3,104	-	-
Accrued interest receivables	-	-	-	-
	-	**3,104**	-	-

Trade and sundry receivables are non interest bearing and are generally received on 30-60 day terms.

	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent 2007 $	Parent 2006 $
6. CURRENT ASSETS - OTHER ASSETS				
Prepayments	33,655	52,231	33,655	52,231
	33,655	**52,231**	**33,655**	**52,231**

For The Year Ended 30 June 2007 continued

	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent 2007 $	Parent 2006 $
7. NON CURRENT ASSETS - RECEIVABLES				
Loan to controlled entity	-	-	417,680	417,680
Allowance for doubtful debts (Note 24)	-	-	(417,680)	(417,680)
	-	-	-	-
8. NON-CURRENT ASSETS - PROPERTY, PLANT AND EQUIPMENT				
Plant And Equipment				
Plant and equipment at cost	369,060	330,228	369,060	330,228
Less accumulated depreciation	(179,516)	(117,406)	(179,516)	(117,406)
	189,544	212,822	189,544	212,822
Leased improvements at cost	97,759	95,220	97,759	95,220
Less accumulated depreciation	(24,925)	(16,830)	(24,925)	(16,830)
	72,834	78,390	72,834	78,390
	262,378	291,212	262,378	291,212
Land and improvements at cost		-		-
Land and improvements at fair value	1,250,000	1,020,000	1,250,000	1,020,000
	1,250,000	1,020,000	1,250,000	1,020,000
	1,512,378	1,311,212	1,512,378	1,311,212
Reconciliations				
Plant and equipment				
Carrying amount at the beginning of the year	212,822	213,233	212,822	213,233
Additions	7,814	59,656	7,814	59,656
Impairment	-	(30,415)	-	(30,415)
Depreciation	(31,092)	(29,652)	(31,092)	(29,652)
Carrying Amount At End Of Year	189,544	212,822	189,544	212,822
Land and improvements				
Carrying amount at the beginning of the year	1,020,000	257,991	1,020,000	257,991
Additions	-	2,364	-	2,364
Revaluation during the year	230,000	759,645	230,000	759,645
Carrying Amount At End Of Year	1,250,000	1,020,000	1,250,000	1,020,000

For The Year Ended 30 June 2007 continued

	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent 2007 $	Parent 2006 $
8. NON-CURRENT ASSETS - PROPERTY, PLANT AND EQUIPMENT (cont.)				
Leasehold improvements				
Carrying amount at the beginning of the year	78,390	49,988	78,390	49,988
Additions	2,538	36,640	2,538	36,640
Depreciation	(8,094)	(8,238)	(8,094)	(8,238)
Carrying Amount At End Of Year	**72,834**	**78,390**	**72,834**	**78,390**

8a. Revaluation of land and buildings

The consolidated entity engaged Valuations WA, an accredited independent valuer, to determine the fair value of its land and buildings. Fair value is determined directly by reference to market-based evidence, which is the amounts for which the assets could be exchanged between a knowledgeable willing buyer and a knowledgeable willing seller in an arm's length transaction as at the valuation date. The effective date of the revaluation was 30 June 2007.

If land and buildings were measured using the cost model the carrying amounts would be as follows:

Net carrying amount	**262,893**	**260,355**	**262,893**	**260,355**
9. NON CURRENT ASSETS - OTHER FINANCIAL ASSETS				
Shares in unlisted controlled entities (9a)	-	-	1	1
Carrying amount at end of year	**-**	**-**	**1**	**1**

For The Year Ended 30 June 2007 continued

9a. SUBSIDIARY COMPANIES
Interests held by the company in controlled entities:

Company Name and Place of Incorporation	Principal Activities	Ownership Interest 2007 %	Ownership Interest 2006 %	Carrying Amount of Investment 2007 $	Carrying Amount of Investment 2006 $
Solbec (No 1) Pty Ltd (incorporated in Australia)	Pharmaceuticals Research	100	100	1	1

	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent 2007 $	Parent 2006 $
10. Current Liabilities - Trade and other Payables				
Trade creditors - unsecured (a)	189,046	505,947	189,046	505,947
Other payables and accruals (b)	102,202	130,209	102,202	130,209
	291,248	**636,156**	**291,248**	**636,156**

(a) Trade Creditors are non-interest bearing and most suppliers have 30 day terms

(b) Other payables are non-trade payables, are non-interest bearing and have an average term of 2 months

11. PROVISIONS	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent 2007 $	Parent 2006 $
Current				
Employee benefits	25,106	20,853	25,106	20,853
	25,106	**20,853**	**25,106**	**20,853**
Non-Current				
Employee benefits	29,585	-	29,585	-
	29,585	-	**29,585**	-
12. CURRENT LIABILITIES - Other				
Unearned grant income	515,574	282,295	515,574	282,295
	515,574	**282,295**	**515,574**	**282,295**

Unearned grant income represents government grants received in advance.

For The Year Ended 30 June 2007 continued

	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent 2007 $	Parent 2006 $
13. CONTRIBUTED EQUITY				
13a. Issued and Paid Up Capital				
(2007 : 284,545,700) (2006 : 198,421,556) ordinary fully paid shares	23,336,696	19,730,688	23,336,696	19,730,688
	23,336,696	19,730,688	**23,336,696**	19,730,688

	2007 Number of shares	2007 $	2006 Number of shares	2006 $
13b. Movement in shares				
Beginning of the financial year	198,421,556	19,730,688	168,372,334	17,138,366
Issued during the year:				
Shares issued on cancellation of options	-	-	19,069,222	1,659,022
10,980,000 shares issued at 8.5 cents per share 20th May 2006	-	-	10,980,000	933,300
18,549,858 shares issued at 7 cents per share 15th August 2006	18,549,858	1,298,490	-	-
150,003 shares issued at 7 cents 15th August 2006.	150,003	10,500	-	-
20,000,000 shares issued at 4 cents 27th April 2007	20,000,000	800,000	-	-
47,424,283 shares issued at 3.5 cents 1st June 2007	47,424,283	1,653,480	-	-
Less costs of issued	-	(156,462)	-	-
End of the financial year	284,545,700	23,336,696	198,421,556	19,730,688

Effective 1 July 1998, the Corporation legislation in place abolished the concepts of authorised capital and par value shares. Accordingly, the Parent does not have authorised capital nor par value in respect of its issued shares.

For The Year Ended 30 June 2007 continued

	Consolidated Entity 2007 Number	Consolidated Entity 2006 Number	Parent 2007 Number	Parent 2006 Number
13c. Terms And Conditions of Ordinary Shares				
Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.				
13d. Movement in Options				
Balance at beginning of year	27,682,200	159,664,831	27,682,200	159,664,831
Granted to General Manager on 25th May 2006.	-	1,500,000	-	1,500,000
Expired 19th September 2006	(15,182,200)	-	(15,182,200)	-
Expired 9th June 2007	(7,000,000)	-	(7,000,000)	-
Granted 10th August 2006	9,274,931	-	9,274,931	-
Options redeemed via issue of shares	-	(133,482,631)	-	(133,482,631)
Exercised during the year	-	-	-	-
*** Balance At End Of Year**	**14,774,931**	**27,682,200**	**14,774,931**	**27,682,200**

* Option details at 30 June 2007
500,000 exercisable at 12 cents on the 31 December 2009.
750,000 exercisable at 15 cents on the 31 December 2009.
250,000 exercisable at 18 cents on the 31 December 2009.
4,000,000 exercisable at 22 cents on the 25 November 2007.
9,274,931 exercisable at 15 cents on the 10 August 2008.

* Option details at 30 June 2006
500,000 exercisable at 12 cents on the 31 December 2009.
750,000 exercisable at 15 cents on the 31 December 2009.
250,000 exercisable at 18 cents on the 31 December 2009.
4,000,000 exercisable at 22 cents on the 25 November 2007.
4,000,000 exercisable at 22 cents on the 9 June 2007.
3,000,000 exercisable at 20 cents on the 9 June 2007.
15,182,200 exercisable at 30 cents on the 19 September 2006

Option holders do not have any rights, by virtue of their option holding, to vote at a meeting of the Company.

Share Options

For details of the share based payment option scheme under which options to subscribe for the company shares are granted to directors and executives, refer to note 21.

For The Year Ended 30 June 2007 continued

	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent 2007 $	Parent 2006 $
14. RESERVES				
Option premium reserve (14 a)	860,858	849,858	860,858	849,858
Asset revaluation reserve (14 b)	693,651	532,651	693,651	532,651
Total reserves	1,554,509	1,382,509	1,554,509	1,382,509
14a. Option Premium Reserve				
Balance at beginning of the financial year	849,858	2,493,699	849,858	2,493,699
Share based payment	11,000	15,181	11,000	15,181
Options redeemed on issue of shares	-	(1,659,022)	-	(1,659,022)
Balance At End Of The Financial Year	**860,858**	**849,858**	**860,858**	**849,858**
14b. Asset Revaluation Reserve				
Balance at beginning of the year	532,651	-	532,651	-
Revaluation of property during the year (net of tax)	161,000	532,651	161,000	532,651
Balance at end of financial year	**693,651**	**532,651**	**693,651**	**532,651**

Nature and purpose of reserves

Asset revaluation reserves
The asset revaluation reserve is used to record increases in the fair value of buildings and decreases to the extent that such decreases relate to an increase on the same asset previously recognised in equity.

Option premium reserve

The option premium reserve is used to record premiums received when options are issued to shareholders at a premium, and the value of share based payments provided to directors and employees, including key management personnel, as part of their remuneration.

15. ACCUMULATED LOSSES				
Balance at beginning of the year	(19,797,046)	(18,093,745)	(19,804,250)	(18,140,356)
Net loss for the period	(1,357,835)	(1,703,301)	(1,357,556)	(1,663,894)
Balance At End Of Year	**(21,154,881)**	**(19,797,046)**	**(21,161,806)**	**(19,804,250)**

16. DIVIDENDS

No dividends were paid or provided for during the year (2006: nil).

17. SEGMENT INFORMATION

The company is involved in one business and one geographical segment being pharmaceutical research and development in Australia.

SOLBEC PHARMACEUTICALS LTD

For The Year Ended 30 June 2007 continued

	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent 2007 $	Parent 2006 $
18. EXPENDITURE COMMITMENTS				
18a. Lease expenditure commitments (non cancellable)				
The company entered into an operating lease contract for the premises it occupies at Unit 1, 298 Selby Street, Osborne Park on 1st June 2005. The lease is for 24 months. A new lease is being negotiated at the date of this report.				
Commitments payable				
Not later than 1 year	-	56,000		56,000
Later than 1 year but not later than 5 years	-	-	-	-
Aggregated lease expenditure contracted for at reporting date	-	**56,000**	-	**56,000**
18b. Capital Expenditure Commitments				
There were no capital expenditure commitments contracted for at balance date.				
18c. Remuneration commitments				
Commitments for the payment of salaries and other remuneration under long-term employment contracts in existence at the reporting date but not recognised as liabilities, payable:				
Within one year	183,333	348,800	183,333	348,800
After one year but not more than five years	216,667	319,733	216,667	319,733
	400,000	**668,533**	**400,000**	**668,533**
Amounts disclosed as remuneration commitments include commitments arising from the service contracts of directors and executives, that are not recognised as liabilities and are not included in the directors' or executives' remuneration.				
19. REMUNERATION OF AUDITOR				
Amounts received, or due and receivable by the auditor for:				
Audit or review of the financial statements	37,757	35,685	37,757	35,685
Assurance related services	5,000	-	5,000	-
	42,757	**35,685**	**42,757**	**35,685**

	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent 2007 $	Parent 2006 $
20. EMPLOYEE BENEFITS AND SUPERANNUTION COMMITMENTS				
Employee benefits				
The aggregate employee benefit liability is comprised of:				
Accrued wages, salaries and on-costs	-	50,868	-	50,868
Provisions	54,691	20,853	54,691	20,853
	54,691	**71,721**	**54,691**	**71,721**

21. SHARE BASED PAYMENTS

Executive and Director Share Based Payment Plan

An Executive and Director Equity-settled Share Based Payment Plan ("the Plan") has been established where the company, at the discretion of the Directors, may grant options over the ordinary shares of the company to executives and directors of the company. The company has adopted this plan to enable executives and directors to acquire an ownership interest in the company.

The options issued under the Plan are not quoted on the ASX.

The following table lists the inputs to the model used for the calculations

	Director Options	Senior Executive Options		
Grant Date	24-11-04	15-05-06		
Volatility *	50%	50%		
Risk free rate	5.39%	6%		
Exercise price of options	$0.22	$0.125		
Expected dividend yield	nil	nil		
Number of options issued	4,000,000	500,000	750,000	250,000
Vesting date	25-11-04	30-05-06	30-09-06	30-03-07
Expected life of options	24-11-07	31-12-09	31-12-09	31-12-09

* Volatility refects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.

Options held at the beginning of the reporting period:

Number of options	Grant date	Vesting date	Expiry date	Weighted averages exercise price
4,000,000 *	25/11/04	16/12/04	16/12/07	$0.22
500,000	15/05/06	30/05/06	31/12/09	$0.12
750,000	15/05/06	30/09/06	31/12/09	$0.15
250,000	15/05/06	30/03/07	31/12/09	$0.18

* During the year D Hung resigned as a director but is still entitled to his 2 million share options as the options had vested prior to his resignation.

For The Year Ended 30 June 2007 continued

No options were issued during the year.

No options were exercised during the year.

No options issued under AIFRS were forfeighted during the year.

Options held at the end of the reporting period:

Number of options	Grant date	Vesting date	Expiry date	Weighted averages exercise price
2,000,000	25/11/04	16/12/04	16/12/07	$0.22
500,000	15/05/06	30/05/06	31/12/09	$0.12
750,000	15/05/06	30/09/06	31/12/09	$0.15
250,000	15/05/06	30/03/07	31/12/09	$0.18

1) The weighted average remaining contractual life for the share options outstanding as of the 30/06/07 is 1.49 years (2006:2.02)
2) The range of exercise prices for options outstanding at the end of the year was $0.12-$0.22 (2006:$0.12-$0.22)
3) Option holders must remain employed with the company until the vesting date to be entitled to the options. There are no performance conditions linked to the options.

During the financial year and up to the date of this financial report nil options have been exercised. The market price of ordinary shares of the company was 4.5 cents at 30 June 2007.

The amounts recognised in the financial statements of the company and consolidated entity in relation to the executive share options exercised during the financial year was nil.

22. DIRECTOR AND EXECUTIVE DISCLOSURES

Details of Key Management Personnel

Directors

Name	Position
A Kiernan	Chairman (Non-Executive)
Dr. G Howie	Managing Director (Resigned 22/11/06)
M Grant	Director (Non-Executive)
S Carter	Director (Non-Executive), (Resigned 26/10/06)
Prof. J Papadimitriou	Director (Non-Executive)
R Barnett	Director (Non-Executive) (Appointed 20/07/07)
G Bennett	Director (Non-Executive) (Appointed 4/09/07)

Executives

Name	Position
D Sparling	General Manager
J Sendziuk	Company Secretary

For The Year Ended 30 June 2007 continued

Compensation of Key Management Personnel by category

	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent 2007 $	Parent 2006 $
Short-term	353,014	500,697	353,014	500,697
Post-employment	24,140	29,488	24,140	29,488
Share-based payment	11,000	15,181	11,000	15,181
Long-term incentive	-	1,000	-	1,000
	388,154	546,366	388,154	546,366

Solbec Pharmaceuticals Limited has applied the option under Corporation's Amendments Regulations 2006 to transfer key management personnel remuneration disclosures required by AASB 124 Related Party Disclosures paragraph AUS 23.4 to AUS 25.7 to the remuneration report section of the directors report. The transferred disclosures have been audited.

Option Holdings of Key Management Personnel

30 June 2007	Balance at beginning of period 1 Jul 2006	Granted as Remuneration	Options Exercised	Net Change Other #	Balance at end of period 30 Jun 2007	Vested at 30 June 2007 Total	Exercisable	Not Exercisable
Non-Executive Directors								
S J Carter	3,000,000	-	-	(3,000,000)	-	-	-	-
A Kiernan	2,000,000	-	-	(2,000,000)	-	-	-	-
M Grant	2,000,000	-	-	(2,000,000)	-	-	-	-
J Papadimitriou	2,000,000	-	-	-	2,000,000	2,000,000	2,000,000	-
D Hung (Resigned 08/07/06)	2,000,000	-	-	-	2,000,000	2,000,000	2,000,000	-
G Howie	-	-	-	-	-	-	-	-
Executives								
D Sparling	1,500,000	-	-	-	1,500,000	1,500,000	1,500,000	-
J Senzuik	-	-	-	-	-	-	-	-
Total	12,500,000	-	-	7,000,000	5,500,000	5,500,000	5,500,000	-

includes forfeits and cancelled options.

For The Year Ended 30 June 2007 continued

30 June 2006	Balance at beginning of period 1 Jul 2005	Granted as Remuneration	Options Exercised	Net Charge Other #	Balance at end of period 30 Jun 2006	Vested at 30 June 2007		
						Total	Exercisable	Not Exercisable
Non-Executive Directors								
S J Carter	4,185,414	-	-	(1,185,414)	3,000,000	3,000,000	3,000,000	-
A Kiernan	3,537,500	-	-	(1,537,500)	2,000,000	2,000,000	2,000,000	-
M Grant	4,882,169	-	-	(2,882,169)	2,000,000	2,000,000	2,000,000	-
J Papadimitriou	2,000,000	-	-	-	2,000,000	2,000,000	2,000,000	-
D Hung	2,000,000	-	-	-	2,000,000	2,000,000	2,000,000	-
G Howie	-	-	-	-	-	-	-	-
Executives								
D Sparling	-	1,500,000	-	-	1,500,000	500,000	500,000	-
J Senzuik	-	-	-	-	-	-	-	-
Total	16,605,083	1,500,000		5,605,083	12,500,000	11,500,000	11,500,000	-

includes forfeits and cancelled options.

23. Share holdings of Directors

The interests of the directors in the shares and options of the company were:-

Director	Ordinary Shares		Options	
	Direct Interest	Indirect Interest	Direct Interest	Indirect Interest
Anthony Kiernan	454,286	3,382,773	-	-
Michael Grant	1,322,322	2,925,314	-	-
John Papadimitriou	-	66,000	2,000,000	-
Russell Barnett (appointed 20/07/07) *	-	360,000	-	-

* Mr Barnett is the Chairman and Director of Kirke Securities Limited which holds 5,000,000 shares in the Company.

23a. Share holdings of Executives

The executives did not hold any shares in the company during the year.

23b. Other Transactions with Key Management Personnel

(i) A W Kiernan, a director of the company was paid $2,000 (2006 : $10,585) for legal consulting work at commercial rates.
(ii) M Grant a director of the company was paid $1,200 (2006 : $3,100) for consulting work at commercial rates.

SOLBEC
PHARMACEUTICALS LTD

For The Year Ended 30 June 2007 continued

24. RELATED PARTY TRANSACTIONS

Ultimate Parent

Solbec Pharmaceuticals Ltd is the ultimate parent company.

Other related party transactions

The company funded the activities of the wholly owned subsidiary Solbec (No 1) Pty Ltd. At balance date the amount loaned to the subsidiary amounted to $417,680 (2006:$417,680). This loan is interest free and there is an intention for it to be repaid when funds are available. The loan has been fully provided against in the parent company as there is objective evidence that the loan is impared.

25. NOTES TO THE STATEMENT OF CASH FLOWS	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent 2007 $	Parent 2006 $
25a. Reconciliation of cash and cash equivalents				
Cash as at the end of the financial year as shown in the Statement of Cash Flows is reconciled to the related items in the balance sheet as follows:				
Cash at bank	3,051,594	888,708	3,044,668	884,607
Cash on hand	200	200	200	200
TOTAL CASH AND CASH EQUIVALENTS	**3,051,794**	**888,908**	**3,044,868**	**884,807**
25b. Reconciliation Of Net Loss After Income Tax To Net Cash Used In Operating Activities				
Operating loss after income tax	(1,357,835)	(1,703,301)	(1,357,556)	(1,663,894)
Loss on disposal of non-current assets	-	30,415	-	30,415
(Gain)/loss on disposal of investments	-	(2,098)	-	(2,098)
Foreign exchange gain	(257)	-	(257)	-
Share based payments	11,000	15,181	11,000	15,181
Depreciation	39,186	37,890	39,186	37,890
Movement in Assets and Liabilities				
Receivables	3,104	116,417	-	122,760
Prepayments	18,566	(13,103)	18,576	(13,103)
Unearned income	233,279	282,295	233,276	282,295
Trade creditors and accruals	(344,651)	113,144	(344,658)	113,144
Deferred tax liability recognised in equity	(69,000)	(226,994)	(69,000)	(226,994)
Provisions	33,838	(38,048)	33,838	(38,048)
Net Cash Used In Operating Activities	**(1,432,770)**	**(1,388,202)**	**(1,435,595)**	**(1,342,452)**

For The Year Ended 30 June 2007 continued

25c. Financing facilities	Consolidated Entity 2007	Consolidated Entity 2006	Parent 2007	Parent 2006
At balance date, the following financing facilities had been negotiated and were available:				
Total Facilities				
Bank overdraft	$400,000	$400,000	$400,000	$400,000
Used at reporting date	Nil	Nil	Nil	Nil
Unused at reporting date	$400,000	$400,000	$400,000	$400,000
Visa facility	$10,000	$10,000	$10,000	$10,000
Facility used at reporting date	$936	$5,997	$936	$5,997
Facility unused at reporting date	$9,064	$4,003	$9,064	$4,003
Cornell Capital Partners Offshore				
Equity line of credit agreement	$5,000,000	$5,000,000	$5,000,000	$5,000,000
Used at reporting date	Nil	Nil	Nil	Nil
Unused at reporting date	$5,000,000	$5,000,000	$5,000,000	$5,000,000

The company's subsidiary has no separate financing facilities.

Details of Financing Facilities

(A) The over draft is secured on the freehold property owned by the Consolidated Entity and is reviewed annually.

(B The visa facility is unsecured, is ongoing and is cleared monthly.

(C) The Cornell Capital Facility is an equity line of credit facility with a total capital available of $5M. Solbec has 3 years to use the facility commencing on the activation date (i.e. the date Solbec first calls on the facility). The facility contains a provision for a once off loan amount of up to $500,000 which is at the discretion of Cornell Capital. Each draw down notice can be made for up to $100,000 at a time and the equity consideration for each such draw down is calculated at 98% of the volume weighted average price for the previous ten trading days. A once off activation fee of $70,000 (which may be paid via stock) is payable at the time of the first draw down, an implementation fee of $20,000 (which may be paid via stock) is payable at the time of each draw down and the facility has an annual fee of $15,000.

SOLBEC PHARMACEUTICALS LTD

For The Year Ended 30 June 2007 continued

26. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The consolidated entity's principal financial instruments comprise, cash and short-term deposits, and receivables and payables.

The main purpose of these financial instruments is to raise finance for the consolidated entity's operations. The consolidated entity has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations. It is, and has been throughout the period under review, the consolidated entity's policy that no trading in financial instruments shall be undertaken. The main risks arising from the consolidated entity's financial instruments are interest rate risk, liquidity risk, and credit risk. The Board reviews and agrees policies for managing each of these risks by direction to the Managing Director at Directors meetings.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

27. FINANCIAL INSTRUMENTS

27a. Interest Rate Risk

Where possible the consolidated entity enters into fixed interest rate deposits to reduce its exposure to interest rate fluctuations. The Consolidated entity's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates, and the effective weighted average interest rates on these financial instruments, are as follows:

2007 Consolidated	Weighted Average Effective Interest %	Floating Interest $	Non-Interest Bearing $	Total $
Financial Assets				
Cash at bank	6.2	3,051,794	-	3,051,794
Total Financial Assets		3,051,794	-	3,051,794
Financial Liabilities				
Trade payables	-	-	291,248	291,248
Provisions	-	-	54,691	54,691
Total Financial Liabilities	-	-	345,939	345,939
Net Financial Assets (liabilities)	-	3,051,794	345,939	2,705,855

2006 Consolidated	Weighted Average Effective Interest %	Floating Interest $	Non-Interest Bearing $	Total $
Financial Assets				
Other receivables	-	-	3,104	3,104
Cash at bank	5.1	888,908	-	888,908
Total Financial Assets	-	888,908	3,104	892,012
Financial Liabilities				
Trade payables	-	-	636,156	636,156
Provisions	-	-	20,853	20,853
Total Financial Liabilities	-	-	657,009	657,009
Net Financial Assets (liabilities)	-	888,908	(653,905)	235,003

SOLBEC
PHARMACEUTICALS LTD

For The Year Ended 30 June 2007 continued

27b. Credit Risk

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date, to recognised financial assets is the carrying amount, net of any provisions for doubtful debts, as disclosed in the statement of financial position and notes to the financial statements.

The consolidated entity does not have any material risk exposure to any single debtor or group of debtors, under financial instruments entered into by it.

27c. Net fair value of Financial Assets and Liabilities

The carrying amounts of financial assets and financial liabilities recorded in the financial statements, approximate their respective net fair values.

28. EARNINGS PER SHARE

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent (after deducting interest on the convertible redeemable preference shares) by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of the parent (after deducting interest on the convertible redeemable preference shares) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.
The following reflects the income and share data used in the basic and diluted earnings per share computations:

	Consolidated Entity 2007	Consolidated Entity 2006
Basic earnings per share - loss per share	(1.0) cents	(1.0 cents)
Diluted earnings per share - loss per share	(1.0) cents	(1.0 cents)
Weighted average number of ordinary shares outstanding during the year in calculation of basic earnings per share	222,169,511	177,332,852
Weighted average number of ordinary shares outstanding during the year in calculation of diluted earnings per share	222,169,511	177,332,852
Loss used in calculating basic and diluted EPS	1,357,835	1,703,301

There are 14,774,931 options on issue that are not dilutive.

29. SUBSEQUENT EVENTS

Solbec has secured access to up to $1.5M via a capital facility in an agreement with AMB Holdings Proprietary Limited (AMB). The facility allows Solbec the right to draw down on up to $1.5M, entirely at the Company's discretion, at any time over the next two years. The capital facility has a bond price of 10% and AMB has the option to convert any outstanding monies into Solbec ordinary shares at 85% of the volume weighted trading price as at the 10 trading days immediately prior to the time of conversion.

Independent Audit Report To The Members Of Solbec Pharmaceuticals Ltd

ERNST & YOUNG

The Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

Tel 61 8 9429 2222
Fax 61 8 9429 2436

Independent Audit Report to Members of Solbec Pharmaceuticals Limited

We have audited the accompanying financial report of Solbec Pharmaceuticals Limited ("the company"), which comprises the balance sheet as at 30 June 2007 and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities controlled at the year's end or from time to time during the financial year.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard 124 Related Party Disclosures ("remuneration disclosures"), under the heading "Remuneration Report" on pages 22 to 28 of the directors' report, as permitted by Corporations Regulation 2M.6.04.

Directors' Responsibility for the Financial Report
The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2, the directors also state that the financial report, comprising the consolidated/parent financial statements and notes, comply with International Financial Reporting Standards. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Auditor's Responsibility
Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement and that the remuneration disclosures comply with Accounting Standard AASB 124 Related Party Disclosures.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PM:KT:SOLBEC:019

Independent Audit Report To The Members Of Solbec Pharmaceuticals Ltd (Cont.)

ERNST & YOUNG

Independence

In conducting our audit we have met the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the directors' report. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provisions of these services has not impaired our independence.

Auditor's Opinion

1. In our opinion, the financial report of Solbec Pharmaceuticals Limited is in accordance with the Corporations Act 2001, including :

   (i) giving a true and fair view of the financial position of Solbec Pharmaceuticals Limited and the consolidated entity at 30 June 2007 and of their performance for the year ended on that date; and

   (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

2. the consolidated financial statements and notes also comply with International Financial Reporting Standards as disclosed in Note 2.

3. the remuneration disclosures that are contained on pages 22 to 28 of the directors report comply with Accounting Standard AASB 124 Related Party Disclosures.

Ernst + Young

Ernst & Young

P McIver

P McIver
Partner
Perth
26 September 2007

PMLKT:SOLBEC:010

Shareholders' Information

DIRECTORS' INTERESTS IN SECURITIES AS AT 25th July 2007

In compliance with requirements of the Australian Stock Exchange Limited, the following statement shows the interests of the directors in the securities of the company as at the date of this report:

Director	Ordinary Shares		Options	
	Direct Interest	Indirect Interest	Direct Interest	Indirect Interest
Anthony Kiernan	454,286	3,382,773	-	-
Michael Grant	1,322,322	2,925,314	-	-
John Papadimitriou	-	66,000	2,000,000	-
Russell Barnett *	-	360,000	-	-

* Mr Barnett is the Chairman and Director of Kirke Securities Limited which holds 5,000,000 shares in the Company.

COMPANY DETAILS

i) The name of the company secretary is John E Sendziuk.

ii) The address of the registered office in Australia is C/- RSM Bird Cameron, Unit 1-6, 18 Parry Street, Fremantle WA 6062. The telephone number is (08) 9336 1266, facsimile number is (08) 9430 6744.

The address of the principal office is Unit1, 298 Selby Street, Osborne Park WA 6018.

The telephone number is (08) 9446 7555, facsimile number is (08) 9446 8777.

VOTING RIGHTS

a) On a show of hands each member present in person or by proxy has one vote.

b) On a poll every member present in person or by proxy has one vote for each share held in the company.

STOCK EXCHANGES THAT HAVE GRANTED QUOTATION TO THE COMPANY'S SECURITIES

The company's securities are quoted on the Australian Stock Exchange Limited.

Shareholders' Information continued

DISTRIBUTION AND NUMBER OF HOLDERS OF LISTED SHARES AS AT 25TH JULY 2007

Range of Shares:			Holders	Units
1	-	1,000	51	21,399
1,001	-	5,000	308	1,103,398
5,001	-	10,000	448	3,689,702
10,001	-	100,000	1,428	54,035,932
100,001	-	over	451	225,695,269
			2,686	**284,545,700**
Holders holding less than a marketable parcel			**841**	**5,182,072**
Percentage held by twenty largest holders is				

TOP TWENTY SHAREHOLDERS AS AT 25th JULY 2007	No of Shares	% of Issued Shares
Yandal Investments Pty Ltd	12,557,143	4.41
eNGN Limited	12,000,000	4.22
Mr Todd Matthew Wright Bennett	8,011,371	2.82
Kirke Securities Limited	7,500,000	2.64
Apple Nominees Pty Ltd	7,200,000	2.53
Kelanco Pty Ltd	5,000,000	1.76
Ms Angela Mary Maynard Wright	4,976,134	1.75
Mr Grant Karl Maynard Bennett	4,844,286	1.70
Reeb Investments Pty Ltd	4,597,029	1.62
Aintree Holdings Pty Ltd	4,068,232	1.43
Troybridge Holdings Pty Ltd	2,925,314	1.03
Mr Geoffrey Cribb	2,580,404	0.91
Wakeford Holdings Pty Ltd	2,452,795	0.86
Mr David Jiang	2,276,733	0.80
Dr Wolf Gerhard Martinick	2,160,000	0.76
Gisbone Grazing Company Pty Ltd	1,889,170	0.66
Central Manhattan Pty Ltd	1,582,858	0.56
Mr Mark Peter O'Brien, Mrs Louise Margaret Martha O'Brien	1,570,000	0.55
Gameday Enterprises Pty Ltd	1,500,000	0.53
Mr Bruce Graham	1,500,000	0.53
	91,191,469	**32.07**

Glossary

GLOSSARY OF ONCOLOGY TERMS

adenocarcinoma (AD-in-o-kar-sin-O-ma): Cancer that begins in cells that line certain internal organs and that have glandular (secretory) properties.

adjuvant therapy (AD-joo-vant): Treatment given after the primary treatment to increase the chances of a cure. Adjuvant therapy may include chemotherapy, radiation therapy, or hormone therapy.

alkaloid : A member of a large group of chemicals that are made by plants and have nitrogen in them. Some alkaloids have been shown to work against cancer.

anecdotal report : An incomplete description of the medical and treatment history of one or more patients. Anecdotal reports may be published in places other than peer-reviewed, scientific journals.

animal model : An animal with a disease either the same as or like a disease in humans. Animal models are used to study the development and progression of diseases and to test new treatments before they are given to humans. Animals with transplanted human cancers or other tissues are called xenograft models.

antibody (AN-tih-BOD-ee): A type of protein made by certain white blood cells in response to a foreign substance (antigen). Each antibody can bind to only a specific antigen. The purpose of this binding is to help destroy the antigen. Antibodies can work in several ways, depending on the nature of the antigen. Some antibodies destroy antigens directly. Others make it easier for white blood cells to destroy the antigen.

apoptosis (ap-o-TOE-sis): A normal series of events in a cell that leads to its death.

carcinosarcoma : A malignant tumor that is a mixture of carcinoma (cancer of epithelial tissue, which is skin and tissue that lines or covers the internal organs) and sarcoma (cancer of connective tissue, such as bone, cartilage, and fat).

clinical trial : A research study that tests how well new medical treatments or other interventions work in people. The study tests new methods of screening, prevention, diagnosis, or treatment of a disease.

controlled study : An experiment or clinical trial that includes a comparison (control) group.

disease-free survival : Length of time after treatment during which no cancer is found. Can be reported for an individual patient or for a study population.

disease-specific survival : The percentage of subjects in a study who have survived a particular disease for a defined period of time. Usually reported as time since diagnosis or treatment. In calculating this percentage, only deaths from the disease being studied are counted. Subjects who died from some other cause are not included in the calculation.

ex-vivo : from a living organism.

fibrosarcoma : A type of soft tissue sarcoma that begins in fibrous tissue, which holds bones, muscles, and other organs in place.

gastric (GAS-trik): Having to do with the stomach.

glioma (glee-O-ma): A cancer of the brain that comes from glial, or supportive, cells.

interferon (in-ter-FEER-on): A biological response modifier (a substance that can improve the body's natural response to infection and disease). Interferons interfere with the division of cancer cells and can slow tumor growth. There are several types of interferons, including interferon-alpha, -beta, and -gamma. These substances are normally produced by the body. They are also made in the laboratory for use in treating cancer and other diseases.

In-vitro : In a test tube.

In-vivo : In a living organism.

Glossary (Cont.)

lectin : A protein of non-immune origin that binds with high specificity and high affinity to carbohydrate molecules. Lectins are able to bind to the outside of a cell and cause biochemical changes in it. Lectins are made by both animals and plants.

lymphoma (lim-FO-ma): Cancer that arises in cells of the lymphatic system.

metastasis (meh-TAS-ta-sis): The spread of cancer from one part of the body to another. Tumors formed from cells that have spread are called "secondary tumors" and contain cells that are like those in the original (primary) tumor. The plural is metastases (meh-TAS-ta-seez).

monoclonal antibody : A protein of immune system origin designed by scientists to recognise one particular protein found on the surface of some cancer cells. The monoclonal antibody recognises the protein and locks onto it (like a key in a lock). This may then trigger the body's immune system to attack the cancer cells and can sometimes cause the cells to destroy themselves.

partial response : A decrease in the size of a tumor, or in the extent of cancer in the body, in response to treatment.

phase I trial : Phase I trials are the first step in testing a new treatment in humans. These studies test the best way to give a new treatment (for example, by mouth, intravenous infusion, or injection) and the best dose. The dose is usually increased a little at a time in order to find the highest dose that does not cause harmful side effects. Because little is known about the possible risks and benefits of the treatments being tested, phase I trials usually include only a small number of patients who have not been helped by other treatments.

phase I/II trial : A trial to study the safety, dosage levels, and response to a new treatment.

phase II trial : Phase II cancer trials test whether a new treatment has an anti cancer effect (for example, whether it shrinks a tumor or improves blood test results) and whether it works against a certain type of cancer.

phase III trial : Phase III trials compare the results of people taking a new treatment with the results of people taking the standard treatment (for example, which group has better survival rates or fewer side effects). In most cases, studies move into phase III trials only after a treatment seems to work in phases I and II. Phase III trials may include hundreds of people.

primary tumor : The original tumor.

prospective : In medicine, a study or clinical trial in which participants are identified and then followed forward in time.

quality of life : The overall enjoyment of life. Many clinical trials measure aspects of an individual's sense of well-being and ability to perform various tasks to assess the effects of cancer and its treatment on the quality of life.

radiation therapy (ray-dee-AY-shun): The use of high-energy radiation from x-rays, gamma rays, neutrons, and other sources to kill cancer cells and shrink tumors. Radiation may come from a machine outside the body (external-beam radiation therapy), or it may come from radioactive material placed in the body in the area near cancer cells (internal radiation therapy, implant radiation, or brachytherapy). Systemic radiation therapy uses a radioactive substance, such as a radiolabeled monoclonal antibody, that circulates throughout the body. Also called radiotherapy.

squamous cell carcinoma (SKWAY-mus. . .kar-sin-O-ma): Cancer that begins in squamous cells, which are thin, flat cells resembling fish scales. Squamous cells are found in the tissue that forms the surface of the skin, the lining of the hollow organs of the body, and the passages of the respiratory and digestive tracts. Also called epidermoid carcinoma.

stage I melanoma : Cancer is found in the outer layer of the skin (epidermis), the upper part of the inner layer of skin (dermis), or both but it has not spread to nearby lymph nodes. The tumor is no thicker than 1.5 millimeters.

stage IIB melanoma : Melanoma in which the tumor is more than 4 millimetres thick. It has spread through the lower part of the inner layer of skin (dermis) and into subcutaneous (under the skin) tissue, but not to nearby lymph nodes.

stage III pancreatic cancer : Cancer of the pancreas in which the cancer has spread to the lymph nodes near the pancreas. Cancer may have spread to nearby organs.

stage IV pancreatic cancer : Cancer of the pancreas in which the cancer has spread to organs near the pancreas (stage IVA) or to organs far away from the pancreas (stage IVB)

END